Exhibit 99.3

ATTENTION UNITHOLDERS:

VOTE THE ENCLOSED WHITE PROXY

FOR THE ETF CONVERSION

A CLEARLY SUPERIOR ALTERNATIVE

TO SPROTT'S INADEQUATE OFFER

The Choice is Clear for GoldTrust Unitholders
	ETF Conversion	Sprott Offer
Elimination of material discounts to NAV	✓	✗
Greater liquidity for Unitholders	✓	✗
Continued low management fees	✓	✗
Industry-leading bullion security and safeguards	✓	✗
Enhanced ability to grow assets	✓	✗
Improved marketing at no additional cost	✓	✗
Stewardship by experienced leaders in ETF and sound bullion investment administration	✓	✗

WITHDRAW YOUR UNITS IMMEDIATELY IF TENDERED TO

SPROTT’S INADEQUATE OFFER TO REVOKE YOUR POWER OF ATTORNEY

TABLE OF CONTENTS

LETTER TO UNITHOLDERS	1
RECOMMENDATION TO UNITHOLDERS	4
REASONS FOR VOTING IN FAVOUR OF THE ETF CONVERSION	5
QUESTIONS AND ANSWERS	15
NOTICE OF SPECIAL MEETING OF UNITHOLDERS	24
MANAGEMENT INFORMATION CIRCULAR	26
SOLICITATION OF PROXIES	26
DELIVERY OF PROXIES	26
documents incorporated by reference	26
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	27
VOTING UNITS AND PRINCIPAL HOLDERS THEREOF	28
BUSINESS OF THE MEETING	28
Background to the PROPOSED ETF Conversion	30
Details of the PROPOSED ETF conversion	35
Risk Factors	50
Description of Definitive Agreement	52
Amendments to GoldTrust's Declaration of Trust	58
CONDITIons to implementing the etf conversion	65
CERTAIN CANADIAN TAX CONSIDERATIONS	67
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	69
MANAGEMENT CONTRACTS	80
INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS	80
auditors, custodian, transfer agent and ADMINISTRATOR	80
legal matters	81
ADDITIONAL INFORMATION	81
TRUSTEES' APPROVAL	82
APPENDIX "A" CONVERSION RESOLUTION	A1

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

LETTER TO UNITHOLDERS

December 4, 2015

Dear Fellow Central GoldTrust Unitholders,

Recently, we announced that Central GoldTrust ("GoldTrust") has entered into a definitive agreement with Purpose Investments Inc. ("Purpose") and GoldTrust's administrator, Central Gold Managers Inc. (the "Administrator"), regarding the proposed conversion of GoldTrust into a gold bullion exchange-traded fund ("ETF") to be managed by Purpose and administered by the Administrator. The proposed ETF conversion (the "ETF Conversion"), completion of which is subject to Unitholder approval, among other conditions, has the unanimous support of your Trustees who are independent of the Administrator and senior executive officers (the "Independent Trustees") and represents an exciting opportunity for GoldTrust's unitholders ("Unitholders").

Purpose is a rapidly-growing, employee-owned Canadian asset manager which has current assets under management of over $1.4 billion across 17 funds. Purpose is one of Canada's most experienced ETF managers and also has significant experience in managing and marketing bullion funds. Purpose’s predecessor company, Claymore Investments Inc., which was acquired by BlackRock, Inc. in 2012, launched and managed the Claymore Gold Bullion Fund that was successfully converted into an ETF in 2010. For further information on Purpose, we encourage Unitholders to visit its website at www.purposeinvest.com.

Upon the successful completion of the ETF Conversion, the units of GoldTrust ("Units") are expected to trade in-line with their underlying net asset value ("NAV"). The ETF Conversion should eliminate any material future discounts to NAV and provide Unitholders with significantly enhanced liquidity, consistent with other gold bullion ETFs. At the same time, GoldTrust's industry-leading features will remain unchanged and Unitholders will continue to benefit from GoldTrust’s low administration fees, industry-leading bullion security and safeguards, and Canadian domiciled, tax-efficient structure.

In addition, following a successful vote on the ETF Conversion, GoldTrust’s redemption features will be amended to immediately provide significantly enhanced liquidity for ALL Unitholders, similar to the liquidity expected after completion of the ETF Conversion. The proposed changes to GoldTrust’s current cash redemption feature, intended to be effective immediately following Unitholder approval of the ETF Conversion and other required approvals, and during the interim period until the ETF Conversion is implemented, are as follows:

1.	GoldTrust will immediately implement a cash redemption feature which will allow ALL Unitholders to redeem their Units for cash at 100% of net asset value ("NAV")[1] on a bi-weekly basis. This redemption feature is superior to the physical redemption feature of Sprott Physical Gold Trust ("Sprott PHYS") which is only available monthly, and which would only be available to approximately 1% of current Unitholders; and

2.	GoldTrust will immediately implement a cash redemption feature which will allow ALL Unitholders to redeem their Units for cash at 95% of NAV on a daily basis. This compares favourably with Sprott PHYS’ cash redemption feature which is at the lesser of (i) 95% of the market price of Sprott PHYS units, and (ii) NAV, and is only available on a monthly basis. The new GoldTrust daily cash redemption feature is identical to the enhanced redemption feature that was approved by the Trustees in June, but was blocked by the court actions of Sprott Asset Management Gold Bid LP, an affiliate of Sprott Asset Management LP and Sprott Inc. ("Sprott").

1 Net any costs associated with redemptions, including the liquidation of GoldTrust's physical gold bullion to fund redemptions.

Put simply: your Independent Trustees strongly believe the proposed ETF Conversion represents a superior alternative for all Unitholders compared to the inadequate unsolicited take-over bid by Sprott (the "Sprott Offer").

Anticipated Benefits of the Proposed ETF Conversion

➢     Expected elimination of material trading discounts to NAV;

➢     Significantly enhanced liquidity available immediately following Unitholder approval through enhanced redemption features;

➢     Maintains GoldTrust’s existing low administration fees, which are 43% lower than those of Sprott PHYS[2];

➢     Retains GoldTrust’s industry-leading bullion security and safeguards, which are superior to those of Sprott PHYS;

➢     Enhanced ability to grow GoldTrust's assets and thus reduce expenses on a per Unit basis as Units will be continuously offered;

➢     Creates the only dual-listed (Canada and U.S.) physical gold bullion ETF;

➢     Significantly improved marketing capability at no additional cost to Unitholders;

➢     No expected material adverse tax effect on GoldTrust or its Unitholders and will preserve GoldTrust’s tax efficient structure; and

➢     Provides stewardship by Purpose and the Administrator, highly experienced leaders in ETF management and marketing and bullion investment administration.

As an ETF, GoldTrust would be managed and marketed by Purpose and administered by the Administrator. The Trustees believe that Purpose’s ETF management and marketing expertise will be beneficial to Unitholders as GoldTrust transitions to the ETF structure. Importantly, GoldTrust’s administration fees, which are 43% lower than those of Sprott PHYS, will remain the same after the conversion to an ETF.

In addition, to help compensate Unitholders for the costs GoldTrust has incurred in defending Unitholder interests with respect to the unsolicited Sprott Offer, Purpose and the Administrator have agreed to a 25% reduction of their already low administration fees until such time as up to $1.9 million3 of costs have been recovered for the benefit of Unitholders.

2 The expense ratio is calculated based on the administrative/management fees incurred over the twelve-months ended September 30, 2015, divided by the average end-of-month NAV for each entity over the same period. This yields an expense ratio of 0.35% for Sprott Physical Gold Trust and 0.20% for GoldTrust. Administration/management fees are sourced from the respective financial statements of Sprott Physical Gold Trust and GoldTrust and historical monthly NAV data is sourced from Bloomberg.

3 Subject to pro-rata reduction based on exchanges or redemptions of Units during the first 30 days following the ETF Conversion.

Eight months and seven extensions later, the inadequate Sprott Offer has repeatedly failed to gain sufficient support from Unitholders to achieve their minimum tender condition of 66⅔% of all Units outstanding. Sprott now plans to use powers of attorney granted by tendering Unitholders to replace the Trustees of GoldTrust with Sprott insiders and force through the implementation of their inadequate offer without ever having achieved their minimum tender condition. If Sprott achieves sufficient tenders to the Sprott Offer, this could deny Unitholders their right to review and assess the merits of the proposed ETF Conversion.

The choice for Unitholders is clear; the proposed ETF Conversion with Purpose is superior to the inadequate Sprott Offer for ALL Unitholders. As an ETF, GoldTrust is expected to provide Unitholders with

•	Better trading price relative to NAV than Sprott PHYS;

•	Better liquidity and redemption features than Sprott PHYS;

•	Better bullion security and safeguards than Sprott PHYS;

•	Better ability to grow than Sprott PHYS; and

•	Substantially lower fees than Sprott PHYS.

For these reasons, and after very careful consideration of all available information, including the advice of GoldTrust’s financial, legal and tax advisors, and the recommendation of the Special Committee of the Board of Trustees, your Trustees are strongly recommending that Unitholders WITHDRAW any Units tendered to the Sprott Offer in order to revoke their powers of attorney and vote FOR the proposed ETF Conversion, which is in the best interests of ALL Unitholders. We urge you to vote the WHITE proxy only, as your Trustees recommend.

We thank Unitholders for their patience and their continued support of Central GoldTrust.

Sincerely,

Bruce Heagle Chair of the Special Committee of the Board of Trustees	J.C. Stefan Spicer Founder, Chairman and CEO

RECOMMENDATION TO UNITHOLDERS

THE CHOICE IS CLEAR - ETF CONVERSION WITH PURPOSE IS THE SUPERIOR ALTERNATIVE TO SPROTT'S INADEQUATE OFFER

THE BOARD OF TRUSTEES RECOMMENDS THAT UNITHOLDERS VOTE FOR THE ETF CONVERSION

DO NOT TENDER TO SPROTT'S OFFER AND WITHDRAW YOUR UNITS IF ALREADY TENDERED TO REVOKE YOUR POWER OF ATTORNEY

IF YOU ARE A BENEFICIAL UNITHOLDER AND RECEIVE A VOTING INSTRUCTION FORM OR OTHER FORM OF PROXY FROM YOUR BROKER, THE BOARD RECOMMENDS THAT YOU VOTE IN THE MANNER INDICATED ABOVE.

FAILURE TO VOTE THE WHITE PROXY FORM IN RESPECT OF THE PROPOSED ETF CONVERSION COULD BE TANTAMOUNT TO VOTING FOR THE SPROTT OFFER.

YOU ARE NOT REQUIRED TO TENDER ANY UNITS TO THE SPROTT OFFER REGARDLESS OF WHAT YOUR BROKER MAY INSTRUCT YOU. IF YOUR BROKER ADVISES YOU THAT TAKING NO ACTION IN RESPECT OF THE SPROTT OFFER OR SUBMITTING A WHITE PROXY IN RESPECT OF THE ETF CONVERSION IS NOT AN OPTION, THIS IS INCORRECT AND YOU SHOULD CONTACT D.F. KING IMMEDIATELY TOLL-FREE AT 1-800-251-7519.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

REASONS FOR VOTING IN FAVOUR OF THE ETF CONVERSION

After a thorough review of the proposed ETF Conversion, and following the receipt of advice from its financial, tax and legal advisors, and the UNANIMOUS recommendation of the members of the Special Committee, the Board of Trustees has determined that the ETF Conversion would be beneficial to ALL Unitholders and represents a superior alternative to the Sprott Offer. Accordingly, your Trustees recommend that Unitholders VOTE FOR the ETF Conversion.

Reasons to Vote FOR the ETF Conversion
Expected to eliminate material trading discounts to NAV and significantly enhance liquidity for Unitholders immediately following Unitholder approval through enhanced redemption features
Enhanced ability to grow GoldTrust's asset base and thus reduce expenses on a per Unit basis as Units will be continuously offered at NAV
Maintain GoldTrust’s existing low administration fees, which are 43% lower than those of Sprott Physical Gold Trust
Retains GoldTrust’s industry-leading bullion security and safeguards, which are superior to those of Sprott Physical Gold Trust
Creates the only dual-listed (Canada and U.S.) physical gold bullion ETF
Significantly improved marketing capability at no additional cost to Unitholders
No expected material adverse tax effect on GoldTrust or its Unitholders and will preserve GoldTrust’s tax efficient structure
Provides stewardship by Purpose and the Administrator, highly experienced leaders in ETF management and marketing and bullion investment administration
The Sprott Offer is self-serving - Sprott has a poor track record as a manager of investor capital and is desperate to reverse declines in its assets under management and fee income

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

In recommending that Unitholders VOTE FOR the ETF Conversion, the Board of Trustees considered, among other things, the following significant factors:

1. The ETF Conversion is expected to eliminate material trading discounts to NAV and significantly enhance liquidity for Unitholders

If the ETF Conversion is approved by Unitholders, Units will be issued and sold on a continuous basis. Purpose, on behalf of GoldTrust, will enter into agreements with registered Canadian and registered U.S. broker-dealers ("dealers") pursuant to which the dealers will, among other things, act as market-makers for the Units and provide enhanced two-way liquidity for the benefit of all Unitholders. The dealers would also have the ability to subscribe for and exchange Units at NAV on a daily basis to ensure that investors can efficiently buy any amount of additional Units or sell any amount of their Units daily at their current fair value approximately equal to the current NAV. As such, the ETF structure provides certainty to Unitholders that they can decrease or further increase their holdings of GoldTrust at any time at the current fair value of the Units.

As a result, upon conversion, the Units are expected to trade at a market price approximately equal to their underlying NAV, consistent with other bullion ETFs as shown in the chart below. Both the SPDR Gold Shares ETF (NYSE Arca: GLD) and the iShares Gold Trust ETF (NYSE Arca: IAU), which are comparable ETFs, have consistently traded in-line with their respective underlying NAVs over the past two years, while Sprott Physical Gold Trust ("Sprott PHYS") has traded at an average discount of 0.42% (including discounts as large as 1.33%), over the same period. Sprott PHYS traded at a discount to NAV of 4.2% as recently as July 2013.

1 Market data as at December 2, 2015.

(Source: Bloomberg Financial Markets.)

In addition, once the ETF Conversion is approved by Unitholders, GoldTrust will immediately offer ALL Unitholders the option to redeem their Units for cash either biweekly at 100% of NAV or daily at 95% of NAV until the ETF Conversion is completed. These enhanced redemption features are designed to replicate the liquidity expected after the proposed ETF Conversion is completed. We would expect that the implementation of the enhanced redemption feature would result in the Units trading in-line with NAV following the approval of the ETF Conversion by Unitholders.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

If the ETF Conversion is not completed prior to the expiry of the Definitive Agreement (as defined in the accompanying Management Information Circular of GoldTrust), including any extensions thereof agreed to by the parties, the 100% cash redemption feature of NAV will be nullified, however the 95% cash redemption feature will remain in force.

2. As an ETF, GoldTrust will have an enhanced ability to grow its asset base and thus reduce expenses on a per Unit basis as Units will be continuously offered at NAV

As described above, dealers will have the ability to subscribe for Units at NAV on a continuous basis to satisfy market demand without impacting the market price of the Units relative to their NAV. As a result of the ETF Conversion, GoldTrust will be better positioned to grow its asset base, and accordingly, GoldTrust Unitholders will benefit from lower expenses on a per Unit basis, as GoldTrust’s operating costs, a portion of which are fixed, would be spread over a larger asset base.

In addition, following the ETF Conversion, GoldTrust will be the only physical bullion ETF among competing physical gold bullion funds in the market today with a sliding scale structure for administration fees, reducing administration fees to 0.15% of NAV for total assets above U.S.$200 million. This administration fee structure passes on the benefits of asset growth to the Unitholders in the form of progressively lower fees.

Under its current structure, GoldTrust may not continuously distribute its Units and new issuances are effectively only possible when GoldTrust Units are trading at a material premium to NAV, and which generally has only occurred during bull markets for gold. The current prolonged bear market for gold bullion has resulted in GoldTrust (as well as Sprott PHYS) trading at discounts to their underlying NAV, effectively precluding any asset growth. As Sprott PHYS adopted a similar restriction to GoldTrust on dilutive new issuances, Sprott PHYS’ ability to grow is similarly compromised in bear markets for gold and dependent on Sprott PHYS trading at a material premium to NAV.

In fact, Sprott PHYS has seen its asset base shrink significantly as a direct result of its physical redemption feature, which allows certain large investors to redeem their units in exchange for physical bullion at NAV4. Since the first quarter of 2013, approximately 28% of the total outstanding units of Sprott PHYS have been redeemed5, resulting in the significant depletion of Sprott PHYS' gold bullion asset base. As a result, Sprott PHYS' annual expense ratio has increased by almost 18% over the same period6, with much of this significant increase being borne by long-term investors. If the current weak commodity price environment were to persist, Sprott PHYS may continue to face significant redemptions, which would further increase its total expense ratio and magnify the relative advantages of a GoldTrust ETF.

3. The ETF Conversion would maintain GoldTrust’s low administration fees, which are 43% lower than those of Sprott PHYS

All of the anticipated benefits of the ETF Conversion, including the expected elimination of material discounts to NAV and enhanced trading liquidity, will come with no increase in ongoing costs to Unitholders. The new management agreements between GoldTrust, Purpose and the Administrator will have no impact on GoldTrust’s current low administration fees, which are currently 43% lower than those charged by Sprott PHYS, and will be maintained at current rates after the ETF Conversion.

4 Sprott PHYS’ physical redemption feature at NAV requires a minimum redemption value of 1 London Good Delivery Bar (approximately 400 ounces or U.S.$422,000; based on gold price per ounce as at December 2, 2015) net of costs associated with the redemption.

5 Based on a comparison of total units outstanding as of December 2, 2015 and March 28, 2013, sourced from monthly data available on Bloomberg.

6 Calculated based on expenses incurred over the last twelve months as of September 30, 2015 and March 31, 2013, divided by the average end-of-month NAVs over the same respective periods.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

1 The expense ratio is calculated based on the administrative/management fees incurred over the twelve-months ended September 30, 2015, divided by the average end-of-month NAV for each entity over the same period. Administration/management fees are sourced from the respective financial statements of Sprott PHYS and GoldTrust and historical monthly NAV data is sourced from Bloomberg.

In addition, to help compensate Unitholders for the costs GoldTrust has incurred in defending Unitholder interests with respect to the unsolicited Sprott Offer, Purpose and the Administrator have agreed to a 25% reduction of their already low administration fees following the completion of the ETF Conversion until such time as up to $1.9 million7 in costs have been recovered for the benefit of Unitholders.

4. The ETF Conversion would maintain GoldTrust’s industry-leading bullion security and safeguards, which are superior to those of Sprott PHYS

The ETF Conversion would preserve GoldTrust’s industry-leading bullion security and safeguards. GoldTrust's gold bullion is currently held on an unencumbered, fully allocated and physically segregated basis in an underground Class 3 (the highest security rating possible in Canada) Canadian chartered bank vault. The segregated area within this vault is closed and the caging within it houses GoldTrust's bullion, which is sealed except during bullion inspections that take place in the presence of GoldTrust's independent external auditor. Many Unitholders consider the high level of security, safeguards and internal controls maintained by GoldTrust to be paramount.

Sprott PHYS outsources custodial and bullion storage services to the Royal Canadian Mint (the "Mint"). However, the Mint has discretion to appoint a sub-custodian to hold Sprott PHYS' physical bullion and fulfill its other obligations under the Sprott Trust Agreement, without Sprott PHYS Unitholder approval, which could have further implications for the safety and security of the physical bullion.

Sprott has also failed to disclose its intentions with respect to the gold bullion currently held by GoldTrust in the event that the merger transaction under the Sprott Offer is completed. The relocation of such bullion or renegotiation of agreements by Sprott with GoldTrust's safekeeping custodian or the Mint could result in additional costs to be borne by Unitholders.

7 Subject to pro-rata reduction based on exchanges or redemptions of Units during the first 30 days following the ETF Conversion.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

5. Creation of the only dual-listed (Canada and U.S.) gold bullion ETF

Once the ETF Conversion is approved by Unitholders and all required regulatory and stock exchange approvals are obtained, GoldTrust would become the only dual-listed (Canada and U.S.) gold bullion ETF. The U.S. listing would allow Units to be traded and available for purchase by U.S. residents in a trading-efficient ETF structure. As a Canadian domiciled trust, GoldTrust is expected to provide much more favourable tax treatment for those U.S. Unitholders who have made or make a timely and effective QEF election relative to a U.S. domiciled ETF. Under current U.S. tax law, non-corporate U.S. Unitholders who have held their Units as capital assets for longer than twelve months and who have made or make a timely and effective QEF election should be eligible for the lower U.S. tax rate applicable to long-term capital gains (currently 20%, plus the 3.8% Medicare tax, if applicable) upon a disposition of their Units, rather than the U.S. "collectibles" tax rate (currently 28%, plus the 3.8% Medicare tax, if applicable) generally applicable to a disposition by U.S. unitholders of their units in a U.S. domiciled ETF. Therefore, it is reasonable to expect that GoldTrust should be a very attractive and efficient option for physical gold bullion exposure which may generate significant demand from U.S. investors. This increased investor demand has the potential to significantly increase GoldTrust’s asset base. Any such increase in the asset base would further decrease the expense ratio of GoldTrust as described above for the benefit of all Unitholders.

This brief description of U.S. federal income tax consequences of a disposition of Units by certain U.S. Unitholders is qualified in its entirety by the longer discussion under "Certain United States Federal Income Tax Considerations" below, and neither this brief description nor the longer discussion is intended to be legal or tax advice to any particular U.S. Unitholder. Accordingly, U.S. Unitholders should consult their own tax advisors with respect to their particular circumstances.

6. The ETF Conversion is not expected to have any material adverse tax effect on GoldTrust or its Unitholders and will preserve GoldTrust’s tax efficient structure

Anticipated Canadian Tax Treatment

The Proposed Amendments (as defined in the accompanying Management Information Circular of GoldTrust, or "Circular"), if approved, should not, individually or collectively, change the income tax status or treatment of GoldTrust, including the mutual fund trust status of GoldTrust or the taxation of GoldTrust, nor result in a disposition of GoldTrust Units by Unitholders under the Income Tax Act (Canada).

This brief description of Canadian federal income tax consequences of the Proposed Amendments is qualified in its entirety by the longer discussion under "Certain Canadian Tax Considerations" and neither this brief description nor the longer discussion is intended to be legal or tax advice to any particular Canadian Unitholder. Accordingly, Canadian Unitholders should consult their own advisors with respect to their particular circumstances.

Anticipated U.S. Tax Treatment

Each of the Proposed Amendments, if approved and adopted, should be treated as a non-taxable amendment of the terms of the Units or as a deemed exchange of the existing Units for new amended Units qualifying as a tax-free recapitalization and/or as a tax-free stock exchange for U.S. federal income tax purposes.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

If the Proposed Amendments, individually or collectively, are treated as a nontaxable amendment, such event(s) will not result in a disposition of Units by U.S. Unitholders and U.S. Unitholders will be treated as continuing to hold their Units with the same aggregate tax basis and the same holding period in their Units.

If the Proposed Amendments, individually or collectively, are treated as a recapitalization and/or as a tax-free stock exchange, then, subject to the discussion of the PFIC rules in the Circular under the heading "Certain United States Federal Income Tax Considerations", the following U.S. federal income tax consequences will result for U.S. Unitholders: (a) a U.S. Unitholder will not recognize gain or loss on the deemed exchange(s); (b) the aggregate tax basis of a U.S. Unitholder in the new amended Units will be equal to such U.S. Unitholder’s aggregate tax basis in the Units deemed exchanged therefor; (c) the holding period of a U.S. Unitholder for the new amended Units should include such U.S. Unitholder’s holding period for the Units surrendered in deemed exchange therefor; and (d) U.S. Unitholders generally will be required to report certain information to the U.S. Internal Revenue Service on their U.S. federal income tax returns for the tax year in which each of the Proposed Amendments occur, and to retain certain records related to the Proposed Amendments.

This brief description of U.S. federal income tax consequences of the Proposed Amendments is qualified in its entirety by the longer discussion under "Certain United States Federal Income Tax Considerations" below, and neither this brief description nor the longer discussion is intended to be legal or tax advice to any particular U.S. Unitholder. Accordingly, U.S. Unitholders should consult their own tax advisors with respect to their particular circumstances.

7. Stewardship by highly experienced leaders in ETF management and bullion investment administration

As an ETF, GoldTrust would be managed and marketed by Purpose and its gold bullion administered by Central Gold Managers Inc., GoldTrust’s current administrator. Purpose, which was founded in December 2012, is one of Canada’s fastest growing and most innovative asset managers, with over $1.4 billion in assets under management across 17 funds. Purpose is focused on managing low-fee investment products for institutional and retail investors and is committed to enabling all investors to have access to great investment products at reasonable fees. Purpose is committed to democratizing the investment industry by giving all investors access to a range of investment strategies that have previously been out of their reach. Through innovative product development and carefully considered investment strategies, Purpose’s investment products are managed with prudence and a long-term perspective, consistent with GoldTrust's historical philosophy.

Senior management at Purpose are among Canada’s most experienced ETF managers and also have significant experience managing and marketing bullion funds through their in-house sales and marketing team and established contacts with various sales and distribution networks. Purpose also has an established track record of organically growing assets under management. Prior to the founding of Purpose, the senior management team founded and built Claymore Investments Inc. ("Claymore") from start-up to $8 billion in assets under management in just seven years before Claymore was sold to BlackRock, Inc. in 2012. In addition, Purpose has significant relevant experience in managing gold and silver bullion ETFs and in executing closed-end fund to ETF conversions. Claymore managed the Claymore Gold Bullion Fund that was successfully converted into an ETF in 2010.

The Trustees believe that Purpose’s ETF management and marketing expertise will be beneficial to Unitholders as GoldTrust transitions to the ETF structure. Importantly, these enhanced management and marketing capabilities will be provided at no additional cost to Unitholders, as GoldTrust’s existing low fees will be maintained post-ETF Conversion.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Central Gold Managers Inc, GoldTrust's current Administrator and the industry’s most experienced steward of gold bullion investment vehicles, will continue to administer GoldTrust’s bullion holdings after the ETF Conversion by providing bullion inventory and asset valuation services.

8. The Sprott Offer is self-serving – Sprott has a poor track record as a manager of investor capital and is desperate to reverse rapid declines in its assets under management and fee income

Sprott has made repeated claims in its take-over bid circular dated May 27, 2015, as amended, as well as in their continuing public disclosure, regarding the track record and alleged best-in-class platform of Sprott Asset Management LP ("SAM"), and Sprott repeatedly cites these claims as reasons why Unitholders should support the Sprott Offer. However, an examination of Sprott’s poor performance as a manager of investor capital completely contradicts Sprott’s claims.

The Trustees believe that the performance of Sprott managed funds, whether actively or passively managed, is relevant to Unitholders in assessing Sprott’s assertions that it offers a best-in-class platform, enjoys favourable global brand recognition and will deliver expertise and professional management.

The following table, which includes Sprott Inc., the publicly-traded parent entity (whose shareholders are funding Sprott’s hostile actions toward GoldTrust), actively managed Sprott funds still in existence, as well as other Sprott funds that have been terminated or merged due to their poor performance, calls into question Sprott’s claims of best-in-class platform and positive global brand recognition.

The Facts Behind Sprott’s "Proven Track Record"
	Total Value Lost by Investors	Fees/Proceeds to Sprott[1]
Sprott Inc. (Since Initial Public Offering)[2]	($1,178 million)	$200 million
Select Group of Poorly Performing Sprott Funds[3]	($884 million)[4,5]	$119 million[6,7]
Select Group of Defunct Sprott Funds[3,8]	($264 million)[9]	$52 million[10]
Total	($2,326 million)	$371 million

1 Fees / Proceeds to Sprott based on the most recently available public disclosure.

2  Figures shown as of December 2, 2015 based on share price performance since Sprott Inc.’s initial public offering on May 15, 2008.

3 The "Select Group of Poorly Performing Sprott Funds" represents the seven worst performing actively-managed Sprott funds relative to their respective benchmarks from 2012 onwards for which public disclosure is available. The "Select Group of Defunct Sprott Funds" represents the worst performing actively-managed Sprott funds that have been terminated or merged with other Sprott funds, for which public disclosure is available.

4  Includes the following Sprott funds: Resource Class, Canadian Equity Fund, Silver Equities Fund, and Gold & Precious Minerals Fund.

5  "Value Lost" is shown since December 31, 2011 (as of December 2, 2015) and is calculated as the product of i) the change in the fund's NAV per share (or share price if publicly traded) on its Series A shares and ii) the fund's average shares outstanding.

6  Includes the following Sprott funds: Resource Class, Canadian Equity Fund, Silver Equities Fund, Gold & Precious Minerals Fund, Hedge Fund LP, and Hedge Fund LP II.

7  Fees are shown on an aggregate basis since December 31, 2011 as disclosed in financial statements. Fees for Hedge Fund LP and Hedge Fund LP II have been estimated based on the 2% management fee applicable to the funds’ average assets under management, estimated since December 31, 2011 using data from Bloomberg.

8  Includes Sprott Molybdenum Participation Corp., Sprott Growth Fund, Sprott Global Equity Fund, and Sprott Strategic Fixed Income Fund.

9  "Value Lost" is shown from inception to termination and is calculated as the product of: (i) the change in the fund's NAV per share (or share price if publicly traded) on its Series A shares and (ii) its average shares outstanding.

10 Fees are shown on an aggregate basis from inception to termination as disclosed in financial statements.

(Source: Bloomberg Financial Markets and public disclosure)

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Sprott Inc. completed its initial public offering ("IPO") on May 15, 2008 at $10.00 per share, in which Eric Sprott and other employees of SAM sold their own shares to the public, raising $200 million in proceeds. Those same shares sold to the public are worth approximately $43 million in the aggregate, or $2.15 per share as of December 2, 2015. Overall, Sprott Inc. has lost approximately $1.2 billion or 79% of its total market capitalization since its IPO in 2008.

Shares of Sprott Inc. have also persistently underperformed the S&P/TSX Composite Index since its IPO in 2008, with a cumulative underperformance of nearly 81% to date on a total returns basis, assuming all dividends are reinvested.

1 Period shown from May 15, 2008 to current, as of December 2, 2015.

2 Figures shown on a total returns basis, assuming all dividends are reinvested.

(Source: Bloomberg Financial Markets and public disclosure)

Not surprisingly, Sprott’s overall assets under management have declined by approximately 28% over the last three years (while at the same time global markets have reached record highs) and their fee income is down 38% over the same period8. Sprott’s interest in GoldTrust has nothing to do with benefiting GoldTrust’s Unitholders – the Sprott Offer appears to be nothing more than a desperate attempt to offset significant declines in their asset base and fee income over the past three years at the expense of Unitholders.

8 Based on a comparison of "Assets Under Management" as reported by Sprott Inc. as of September 30, 2015 and 2012.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

1 Based on quarterly data as reported by Sprott Inc.

2 "Quarterly LTM" refers to the last twelve months preceding each quarter-end.

(Source: Sprott Inc. filings)

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

The Choice is Clear for GoldTrust Unitholders
	ETF Conversion	Sprott Offer
Elimination of material discounts to NAV	✓	✗
Greater liquidity for Unitholders	✓	✗
Continued low administration fees	✓	✗
Industry-leading bullion security and safeguards	✓	✗
Enhanced ability to grow assets	✓	✗
Improved marketing at no additional cost	✓	✗
Stewardship by experienced leaders in ETF management and marketing and best-in-class bullion investment administration	✓	✗

Use the WHITE Proxy to Vote FOR the ETF CONVERSION WITHDRAW your Units if Tendered to Sprott’s Inadequate Offer to Revoke your Power of Attorney

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

QUESTIONS AND ANSWERS

When and where will the Meeting take place?

The special meeting of the holders of Units of GoldTrust (the "Meeting") will be held at 10:00 a.m. (Toronto time) on January 26, 2016, at the offices of Bennett Jones LLP, 3400 One First Canadian Place, Toronto, Ontario M5X 1A4.

What am I being asked to vote on?

The Meeting is being held:

1)	To consider and, if thought fit, to pass a special resolution approving the ETF Conversion (as defined in the accompanying Management Information Circular of GoldTrust (the "Circular")); and

2)	To transact such other related business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

What does the Board recommend?

GoldTrust's Board of Trustees (the "Board of Trustees", "Board" or "Trustees") recommends that Unitholders use the enclosed WHITE proxy form to vote FOR THE ETF CONVERSION.

Anticipated Benefits of the Proposed ETF Conversion

➢ Expected elimination of material trading discounts to NAV;

➢ Significantly enhanced liquidity available immediately following Unitholder approval through enhanced redemption features;

➢ Maintains GoldTrust’s existing low administration fees, which are 43% lower than those of Sprott PHYS[9];

➢ Retains GoldTrust’s industry-leading bullion security and safeguards, which are superior to those of Sprott PHYS;

➢ Enhanced ability to grow assets in all market conditions;

➢ Creates the only dual-listed (Canada and U.S.) physical gold bullion ETF;

➢ Significantly improves marketing capability at no additional cost to Unitholders;

➢ No expected material adverse tax effect on GoldTrust or its Unitholders and will preserve GoldTrust’s tax efficient structure; and

➢ Provides stewardship by highly experienced leaders in ETF management and marketing and bullion investment administration.

9 The expense ratio is calculated based on the administrative/management fees incurred over the twelve-months ended September 30, 2015, divided by the average end-of-month NAV for the same entity over the same period. This yields an expense ratio of 0.35% for Sprott Physical Gold Trust and 0.20% for GoldTrust. Administration/management fees are sourced from the respective financial statements of Sprott Physical Gold Trust and GoldTrust and historical monthly NAV data is sourced from Bloomberg.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

What if I have already tendered my GoldTrust Units to the Sprott Offer?

Unitholders who have tendered their Units to the unsolicited take-over bid for all of the issued and outstanding Units of GoldTrust commenced by Sprott Asset Management Gold Bid LP, an affiliate of Sprott Asset Management LP and Sprott Inc. (collectively, "Sprott") (the "Sprott Offer") should immediately withdraw their Units from the Sprott Offer and in doing so, revoke their power of attorney granted in favour of Sprott in connection with the Sprott Offer. Unitholders that have already tendered their Units to the Sprott Offer can withdraw their Units by contacting their broker, financial advisor or intermediary, or by calling D.F. King, North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com.

GoldTrust Unitholders who have tendered (and not subsequently withdrawn) their Units to the Sprott Offer and wish to vote in favour of the ETF Conversion as a superior alternative to the Sprott Offer can do so by executing a later-dated WHITE proxy form.

What other powers does the WHITE form of proxy confer on the proxyholder?

While Unitholders who have tendered their Units to the Sprott Offer should immediately withdraw their Units from the Sprott Offer and in doing so, revoke their power of attorney granted in favour of Sprott in connection with the Sprott Offer, the form of proxy also provides that by executing the WHITE proxy, the Unitholder (A) revokes, with respect to all of the Units represented by the WHITE proxy, all prior proxies, powers of attorney and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the Unitholder with respect to the Units (including, without limitation, any proxies, powers of attorney and other authorizations granted in respect of such Units by tendering such Units to the Sprott Offer) without any further act by the Unitholder, the proxyholder set forth in the WHITE proxy or any other person (and, for greater certainty, regardless of whether or not such Units are withdrawn from the Sprott Offer), and (B) approves, and constitutes, appoints and authorizes the proxyholder set forth in the WHITE proxy and any other person designated by such proxyholder, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Units with respect to all of the Units represented by the WHITE proxy, with full power of substitution (such power of attorney, being coupled with an interest), to forthwith to execute such notices of withdrawal in respect of Units represented by the WHITE proxy that have been tendered to the Sprott Offer), and to execute and deliver all such other instruments and documents and take all such steps, in the name of and for and on behalf of the Unitholder, as in the discretion of the proxyholder are necessary to give effect such withdrawal and the WHITE proxy.

Who is eligible to vote at the Meeting?

Unitholders as of close of business on December 4, 2015, being the record date, are eligible to vote at the Meeting.

When is the proxy cut off?

In order for your vote to be counted at the Meeting, your completed enclosed WHITE proxy form must be received not later than 10:00 a.m. (Toronto time) on Friday, January 22, 2016 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays), prior to the time of the adjournment or postponement. The time limit for deposit of proxies may be waived prior to or at the cut-off time by the Chair of the Meeting at his discretion without notice. If you require assistance voting your proxy, please contact D.F. King toll free at 1-800-251-7519 or by email at inquiries@dfking.com.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

What if I can't attend the Meeting in person?

If you cannot attend the Meeting in person please ensure that the enclosed WHITE proxy form is properly completed and received by GoldTrust's transfer agent, CST Trust Company ("CST"), by 10:00 a.m. (Toronto time) on Friday, January 22, 2016 or no later than 10:00 a.m. (Toronto time) on the date (excluding Saturdays, Sundays and statutory holidays) that is 48 hours preceding the date of an adjourned or postponed Meeting to ensure that as many Unitholders are represented and as many eligible votes as possible are counted at the Meeting. The enclosed WHITE proxy form includes instructions as to how you may vote by mail or fax. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

Who is soliciting my proxy?

The Trustees and senior executive officers of GoldTrust are soliciting the WHITE proxy for use at the Meeting. In connection with this solicitation, the Trustees and senior executive officers of GoldTrust have provided the accompanying Circular.

How will the solicitation be made?

The solicitation will be made primarily by mail. In addition to the solicitation of proxies by mail, senior executive officers and Trustees of GoldTrust may solicit proxies personally by telephone or other electronic means but will not receive additional compensation for doing so. GoldTrust has also retained D.F. King & Co., Inc. ("D.F. King") to provide coordination of mailing and tabulation of Unitholder proxies in connection with the Meeting and related matters. GoldTrust may also reimburse brokers or other persons holding Units in nominee names or in the name of the Intermediaries (as defined below) for costs incurred in sending proxy materials to their principals or beneficial holders in order to obtain their proxies or voting instructions.

GoldTrust does not intend to pay intermediaries to forward the meeting materials to objecting beneficial holders. Objecting beneficial holders will not receive the meeting materials unless the objecting beneficial holder's intermediary assumes the cost of delivery.

Other than compensation payable to D.F. King for its services in connection with the Meeting as described above, which is not expected to exceed $150,000, GoldTrust has not agreed to pay any fees or commission to any stockbroker, dealer or other person for soliciting proxies in connection with the ETF Conversion. However, GoldTrust may make arrangements with soliciting dealers, dealer managers or information agents (collectively, "Soliciting Dealers"), either within or outside of Canada for customary compensation for soliciting proxies in connection with the ETF Conversion if it considers it appropriate to do so. No fee or commission would be payable by a Unitholder who makes use of the services of a Soliciting Dealer to tender their proxies in connection with the ETF Conversion.

Unitholders who have any questions or require assistance voting your proxy, please contact D.F. King toll free at 1-800-251-7519 or by email at inquiries@dfking.com.

What documents have been sent to Unitholders?

In addition to the Letter to Unitholders, Notice of Meeting and the Circular, GoldTrust has sent Unitholders a WHITE proxy form or voting instruction form ("VIF"). Copies of these documents (other than the VIF) are available under GoldTrust's profile at www.sedar.com and on GoldTrust's website at www.gold-trust.com or www.goldtrust.ca.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

How do I submit my completed WHITE proxy form?

In order to be valid and acted upon at the Meeting, your completed WHITE proxy form must be received no later than 10:00 a.m. (Toronto time) on Friday, January 22, 2016 or no later than 10:00 a.m. (Toronto time) on the date (excluding Saturdays, Sundays and statutory holidays) that is 48 hours preceding the date of an adjourned or postponed Meeting. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

How many Units are eligible to vote?

The number of Units outstanding at the close of business on December 4, 2015 (being the record date) (as set forth in the accompanying Notice of Meeting) will be equal to the number of eligible votes. As at the date of this Circular, GoldTrust has 19,299,000 Units outstanding.

What is the quorum for the Meeting?

A quorum for the transaction of business at the Meeting will consist of one person present in person, being a Unitholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Unitholder so entitled, holding or representing in the aggregate not less than 10% of the Units holding voting rights at the Meeting.

Are there any Unitholders who hold 10% or more of the Units?

To the knowledge of the Board or the senior executive officers of GoldTrust, no one person or company beneficially owns, directly or indirectly, or exercises control or direction over Units carrying ten per cent (10%) or more of the voting rights attached to all Units of GoldTrust.

Who will count the votes?

Votes will be tabulated by CST, GoldTrust's transfer agent.

How do I vote?

If you held Units at the close of business on Friday, December 4, 2015, you are eligible to vote your Units in respect of the matters to be acted on (as noted in the accompanying Notice of Meeting) at the Meeting.

Each Unit is entitled to one vote.

If your Units are held in the name of an intermediary (being a bank, securities dealer or broker and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) (an "Intermediary"), please see the instructions under the heading "Voting Instructions - Voting by Proxy - Beneficial Owners" in the accompanying Circular.

How do I determine what type of Unitholder I am?

There are several steps you must take in order to vote your Units at the Meeting. For the purpose of voting at the Meeting, you must first determine what type of Unitholder you are: a registered Unitholder or a beneficial (non-registered) Unitholder.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Registered Unitholder. You are a "Registered Unitholder" if your Units are held in your personal name and you are in possession of a Unit certificate that indicates the same.

Beneficial (Non-registered) Unitholder. A majority of Unitholders are non-registered. You are a "Beneficial (Non-registered) Unitholder" if your Units are:

•	deposited with a bank, a trust, a brokerage firm or other type of institution, and such Units have been transferred out of your name; or

•	held either (a) in the name of the Intermediary that the Unitholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co. Inc.) with which your Intermediary deals.

Follow the steps in the appropriate category below once you have determined your Unitholder type.

How can a Beneficial (Non-Registered) Unitholder vote?

If you are a Beneficial (Non-registered) Unitholder, you may vote in person, by proxy or online only by following the procedures outlined below.

To Vote by Proxy:

Generally, you will either:

(a)	be given a proxy supplied to you by your Intermediary that is similar to the WHITE proxy form provided to Registered Unitholders. However, its purpose is limited to instructing your Intermediary on how to vote on your behalf. You should carefully follow the instructions provided to you by your Intermediary for voting your Units; or

(b)	be given a Voting Instruction Form (VIF). Intermediaries now frequently delegate responsibility for obtaining proxy instructions from clients to Broadridge Investor Communications Financial Solutions Inc. ("Broadridge") in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by GoldTrust. The VIF will name the same persons as the Corporation's WHITE proxy form to represent you at the Meeting. You have the right to appoint a person (who need not be a Unitholder), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile, or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Units directly at the meeting — the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Units voted.

Canadian Beneficial Unitholders

To Vote Online: visit www.proxyvote.com and enter your 16-digit control number.

To Vote by Telephone: Call 1-800-474-7493 and provide your 16 digit control number located on the enclosed WHITE proxy.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

United States Beneficial Unitholders

To Vote Online: visit www.proxyvote.com and enter your 16-digit control number.

To Vote by Telephone: Call 1-800-454-8683 and provide your 16 digit control number located on the enclosed WHITE proxy.

To Vote in Person:

If you are able to join us in person for the Meeting and wish to vote your Units in person, you may do so by either (i) inserting your own name in the space provided on the enclosed Voter Instruction Form (VIF) or form of proxy provided by your Intermediary; or (ii) submitting any other document in writing to your Intermediary that requests that the Beneficial (Non-registered) Unitholder or nominees thereof should be appointed as proxy. Then, follow the signing and return instructions provided by your Intermediary. If you do not properly follow the return instructions provided by your Intermediary, you may not be able to vote such Units. Before the official start of the Meeting on January 26, 2016, please register with the representatives(s) from CST, which will be acting as scrutineer at the Meeting, and who will be situated at a welcome table just outside the Meeting room. Once you are registered with CST, and, provided the instructions you provided to your Intermediary have been forwarded by your Intermediary to CST, your vote will be requested and counted at the Meeting.

GoldTrust may utilize Broadridge's QuickVote system, which involves non-objecting beneficial owners being contacted by D.F. King, which is soliciting proxies on behalf of senior executive officers and Trustees of GoldTrust, to obtain voting instructions over the telephone and relay them to Broadridge (on behalf of the Unitholder's intermediary). While representatives of D.F. King are soliciting proxies on behalf of senior executive officers and Trustees of GoldTrust, which is recommending that Unitholders vote in favour of the ETF Conversion, Unitholders are not required to vote in the manner recommended by the Trustees. The QuickVote system is intended to assist Unitholders in placing their votes; however, there is no obligation for any Unitholder to vote using the QuickVote system, and Unitholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in the accompanying Circular. Any voting instructions provided by a Unitholder will be recorded and such Unitholder will receive a letter from Broadridge (on behalf of the Unitholders intermediary) as confirmation that his/her/its voting instructions have been accepted.

Unitholders who have any questions or require assistance voting your WHITE proxy, please contact D.F. King toll free at 1-800-251-7519 or by email at inquiries@dfking.com.

How can a Registered Unitholder Vote?

If you are a Registered Unitholder, you may vote in person, by proxy or by fax. Please see the enclosed WHITE proxy for details on protocol.

To Vote by Proxy

Proxies must be received no later than 10:00 a.m. (Toronto time) on Friday, January 22, 2016, or, if the Meeting is adjourned or postponed, no later than 10:00 a.m. (Toronto time) on the date (excluding Saturdays, Sundays and statutory holidays) that is 48 hours preceding the date of the adjourned or postponed Meeting. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Please note that your vote can only be counted if the person you appointed attends the Meeting and votes on your behalf and the enclosed WHITE proxy has been properly completed and executed.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Units in person, you are still encouraged to complete and return the enclosed WHITE proxy in accordance with the instructions above.

Before the official start of the Meeting on January 26, 2016, please register with the representatives(s) from CST, which will be acting as scrutineer at the Meeting, who will be situated at a welcome table just outside the room in which the Meeting will be held. Once you are registered with the scrutineer, your proxy will be nullified and your vote will be requested and counted at the Meeting.

Unitholders who have any questions or require assistance voting your WHITE proxy, please contact D.F. King toll free at 1-800-251-7519 or by email at inquiries@dfking.com.

How do I appoint someone else to vote for me?

If you are unable to attend the Meeting in person, or if you wish to appoint a representative to vote on your behalf, you have the right to appoint a person or company other than the person designated in the enclosed WHITE proxy, who may or may not be a Unitholder, to represent you at the Meeting and vote on your behalf. You do this by appointing them as your proxyholder as described below.

Use the WHITE proxy or another proper form of proxy. The persons named in the accompanying WHITE proxy form are Trustees of GoldTrust. You can choose to have GoldTrust's appointee vote your Units or you may appoint a person of your choice by striking out the printed names and inserting the desired person's name and address in the blank space provided. You must then complete the balance of the WHITE proxy form, sign it and return it to CST in the manner specified in the enclosed WHITE proxy form. Please note that your vote can only be counted if the person you appointed attends the Meeting and votes on your behalf and the enclosed WHITE proxy form has been properly completed and executed.

You may not vote both by proxy and in person. If you have voted by proxy, you will not be able to vote your Units in person at the Meeting, unless you revoke your proxy. Following completion of the enclosed WHITE proxy form, return the completed WHITE proxy form in the manner and in accordance with requirements specified thereon. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

How will my WHITE proxy form be voted?

On any ballot that may be called for, Units represented by proxies which are hereby solicited (if properly executed and deposited) will be voted for or against the ETF Conversion in accordance with the instructions of the Unitholder.

If either Bruce D. Heagle or John S. Elder, Q.C., GoldTrust's nominees as indicated on the WHITE proxy, are appointed as your proxyholder, and you do not specify how you wish your Units to be voted, your Units will be voted FOR THE ETF CONVERSION.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

What if I want to revoke my proxy?

If you have submitted a proxy and later wish to revoke it, you may do so by re-voting your proxy by fax or by completing and signing a new proxy form bearing a later date and sending it to CST. Your vote must be received no later than 10:00 a.m. (Toronto time) on Friday, January 22, 2016 or, if the Meeting is adjourned or postponed, no later than 10:00 a.m. (Toronto time) on the date (excluding Saturdays, Sundays and statutory holidays) that is 48 hours preceding the date of the adjourned or postponed Meeting. A later dated proxy form automatically revokes any previously submitted proxy. You may also send a written statement indicating you wish to have your proxy revoked. This written statement must be received (i) by CST, Attention: Proxy Department, 320 Bay Street, 3rd Floor, Toronto, Ontario, M5H 4A6, at any time up to 5:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used; (ii) by the Chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment or postponement thereof; or (iii) in any other manner permitted by law.

If you are a Beneficial (Non-registered) Unitholder, please contact your Intermediary for directions on how to revoke your voting instructions.

What will happen to my Units if the ETF Conversion is completed?

If the ETF Conversion is completed, you will retain your Units subject to certain changes in rights attaching to such Units pursuant to the anticipated amendments to the Amended and Restated Declaration of Trust dated April 24, 2008 of GoldTrust as described in further detail in the accompanying Circular.

The ETF Conversion should eliminate any material future discounts to net asset value ("NAV") and provide Unitholders with significantly enhanced liquidity, consistent with other gold bullion ETFs. At the same time, Unitholders will continue to benefit from GoldTrust’s low administration fees, industry-leading bullion security and safeguards and Canadian domiciled, tax-efficient structure. GoldTrust will continue to own the physical gold bullion it now owns and there will be no immediate change to its holdings, subject to redemptions as further described in the accompanying Circular.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

If you have any questions or require any assistance in executing your proxy, please call D.F. King Canada at:

North American Toll Free Phone:

1-800-251-7519

Outside North America, Banks, Brokers and Collect Calls: 1-201-806-7301

Email: inquiries@dfking.com

North American Toll Free Facsimile: 1-888-509-5907

Facsimile: 1-647-351-3176

For up to date information and ease of voting we strongly encourage Unitholders to please visit www.gold-trust.com or www.goldtrust.ca

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

CENTRAL GOLDTRUST

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders of units ("Units") of Central GoldTrust (hereinafter called "GoldTrust") will be held at 10:00 a.m. (Toronto time) on January 26, 2016, at the offices of Bennett Jones LLP, 3400 One First Canadian Place, Toronto, Ontario M5X 1A4 for the following purposes:

Business of the Meeting

At the Meeting, Unitholders will be asked:

(1)	To consider and, if thought fit, to adopt a special resolution substantially in the form attached to the accompanying Management Information Circular of GoldTrust ("Circular") as Appendix "A", (i) authorizing the conversion (the "ETF Conversion") of GoldTrust from a closed-end fund into an exchange-traded physical gold bullion fund, including all amendments to the Amended and Restated Declaration of Trust dated April 24, 2008 of GoldTrust ("Declaration of Trust") considered necessary or desirable to facilitate the ETF Conversion (including certain proposed amendments to the redemption rights provisions of the Declaration of Trust), and (ii) authorizing the proposed amendments to the Administrative Services Agreement contemplated by the Definitive Agreement dated November 26, 2015 between, among others, GoldTrust, Central Gold Managers Inc. (the "Administrator") and Purpose Investments Inc., all as further described in the accompanying Circular; and

(2)	To transact such other related business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Special Meeting.

The Board of Trustees has fixed December 4, 2015 as the record date for the Meeting (the "Record Date"). Only holders of Units ("Unitholders") of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment or postponement thereof.

Your vote is important regardless of the number of Units you own. Please vote today using only the enclosed WHITE proxy form.

Any registered holder of Units who is unable to be present at this Meeting is requested to complete, date, sign and return the enclosed WHITE proxy form for delivery no later than 10:00 a.m. (Toronto time) on Friday, January 22, 2016, or in the case of an adjournment or postponement, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any reconvened Meeting.

Unitholders who have tendered their Units to the unsolicited take-over bid for all of the issued and outstanding Units by Sprott Asset Management Gold Bid LP, an affiliate of Sprott Asset Management LP and Sprott Inc. ("Sprott") ("Sprott Offer"), should immediately withdraw their Units from the Sprott Offer and in doing so, revoke their power of attorney granted in favour of Sprott in connection with the Sprott Offer. Unitholders that have already tendered their Units to the Sprott Offer can withdraw their Units by contacting their broker, financial advisor or intermediary, or by calling D.F. King, North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com. GoldTrust Unitholders who have tendered (and not subsequently withdrawn) their Units to the Sprott Offer and wish to vote in favour of the ETF Conversion as a superior alternative to the Sprott Offer can do so by executing a later-dated WHITE proxy form.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Beneficial (non-registered) Unitholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting. Beneficial (non-registered) Unitholders should refer to the information provided under the heading "How can a Beneficial (Non-registered) Unitholder vote?" in the Question and Answer section accompanying the enclosed Circular of GoldTrust for further details.

DATED this 4th day of December, 2015.

BY ORDER OF THE BOARD OF TRUSTEES OF CENTRAL GOLDTRUST

John S. Elder, Q.C.
Secretary

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

MANAGEMENT INFORMATION CIRCULAR

The information contained in this Management Information Circular (together with the accompanying materials, the "Circular") is given as of December 4, 2015, except as otherwise noted.

The information contained in this Circular is furnished in connection with the solicitation of proxies on behalf of the senior executive officers and trustees of Central GoldTrust ("GoldTrust") for use at the special meeting of holders ("Unitholders") of trust units ("Units") of GoldTrust to be held at 10:00 a.m. (Toronto time) on Tuesday, January 26, 2016 at the Toronto offices of Bennett Jones LLP and at any adjournments or postponement thereof (the "Meeting"), which Meeting has been called for the purposes set forth in the accompanying Notice of Meeting.

References to currencies or "$" herein refer to Canadian dollars unless otherwise specified.

SOLICITATION OF PROXIES

The WHITE proxy form accompanying this Circular is solicited on behalf of GoldTrust. Solicitation of proxies will be by mail but proxies may also be solicited personally or by telephone by senior executive officers or members of the Board of Trustees (the "Board of Trustees", "Board" or the "Trustees") of GoldTrust at nominal cost. In addition, GoldTrust has retained D.F. King & Co., Inc., 320 Bay Street, PO Box 10, Toronto, Ontario M5H 4A6 ("D.F. King") to solicit proxies at an anticipated cost of approximately $150,000.

GoldTrust may make arrangements with soliciting dealers, dealer managers or information agents (collectively, "Soliciting Dealers"), either within or outside of Canada for customary compensation for soliciting proxies in connection with the ETF Conversion if it considers it appropriate to do so. No fee or commission would be payable by a Unitholder who makes use of the services of a Soliciting Dealer to tender their proxies in connection with the ETF Conversion.

All reasonable expenses in connection with such solicitations of proxies will be borne by GoldTrust.

DELIVERY OF PROXIES

Proxies to be used at the Meeting must be deposited with GoldTrust or with GoldTrust's transfer agent CST Trust Company ("CST") at 320 Bay Street, Basement Level (B1 Level), Toronto, Ontario M5H 4A6 no later than 10:00 a.m. (Toronto time) on Friday, January 22, 2016, or in the case of an adjournment or postponement, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before any reconvened Meeting. The time limit for the deposit of proxies may be waived by the Chair of the Meeting at his or her discretion.

If you have questions about the information contained in this Circular or require assistance registering your vote, please contact D.F. King at 1-800-311-8393 (toll free in North America) or 1-201-806-7301 (outside of North America) or email at inquiries@dfking.com.

documents incorporated by reference

Information regarding GoldTrust has been incorporated by reference into this Circular from documents filed with securities commissions or similar authorities in Canada and the United States. The following documents filed with the various provincial securities commissions or similar authorities in Canada and the United States Securities and Exchange Commission ("SEC") are specifically incorporated into and form an integral part of this Circular:

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

•	the annual financial statements of GoldTrust for the year ended December 31, 2014;

•	the interim financial statements of GoldTrust for the three and nine months ended September 30, 2015; and

•	the annual information form of GoldTrust for the year ended December 31, 2014.

Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. Information on any website maintained by GoldTrust, Purpose or the Administrator does not constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated by reference are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of these documents will be provided to Unitholders by GoldTrust free of charge upon request. See "Additional Information". In addition to the documents incorporated by reference set forth above, as soon as reasonably practicable following the mailing of this Circular, GoldTrust will file a continuous offering preliminary long form prospectus for Units of the ETF and a registration statement for Units of the ETF in the United States which may be accessed by Unitholders of GoldTrust at www.sedar.com and www.sec.gov, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Circular constitute forward-looking statements and forward-looking information (collectively, "Forward-Looking Statements"), including those related to: the proposed ETF Conversion and related amendments to GoldTrust’s constating documents, the anticipated benefits thereof and the likelihood of such proposed transactions being completed on the terms outlined herein or at all; the anticipated impacts on GoldTrust following implementation of the proposed amendments to the cash redemption provisions of the Declaration of Trust and the completion of the ETF Conversion, including the anticipated impacts on Unit liquidity, future trading discounts to NAV, administration fees, bullion security and safeguards, marketing capabilities and the ability to grow GoldTrust’s asset base; the tax consequences of the proposed new cash redemption features and the ETF Conversion on GoldTrust and its Unitholders; the continued listing of GoldTrust on Canadian and U.S. stock exchanges following adoption of the proposed amendments to the Declaration of Trust and completion of the ETF Conversion; the Trustees' intention to hold the Meeting, any anticipated steps or actions that Sprott Asset Management Gold Bid LP, an affiliate of Sprott Asset Management LP and Sprott Inc. (collectively, "Sprott") might take using the amended powers of attorney it has solicited under its hostile take-over bid for all of the outstanding Units of GoldTrust in exchange for units of Sprott Physical Gold Trust ("Sprott PHYS") on a net asset value ("NAV") for NAV basis (the "Sprott Offer"), including the removal of GoldTrust's independent Trustees; the election of Sprott's own Trustee nominees and the completion of the Sprott Offer; the reasons of the Board of Trustees for recommending to Unitholders that they vote in favour of the ETF Conversion, the rejection of the Sprott Offer, not taking any action with respect to the Sprott Offer, not tendering any Units to the Sprott Offer and withdrawing any Units already tendered to the Sprott Offer; the anticipated costs, risks and uncertainties associated with the Sprott Offer, including any anticipated impacts on bullion security, governance and Unitholder rights, leverage to rising gold prices and fees to be collected by Sprott; the anticipated timing, mechanics, completion and settlement of the Sprott Offer; the value of Sprott PHYS units that would be received as consideration under the Sprott Offer; the ability of Sprott to complete the transactions contemplated by the Sprott Offer; any anticipated results or performance of Sprott PHYS or any other affiliates of Sprott; any anticipated changes to the market price of Sprott PHYS units or any other securities of Sprott and their affiliates; and any anticipated future prices of gold and the Units.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

GoldTrust cautions investors about important factors that could cause GoldTrust's actual results to differ materially from those expressed, implied or projected in any Forward-Looking Statements included in this Circular. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "expects", "will continue", "is anticipated", "anticipates", "may", "could", "believes", "estimates", "intends", "plans", "forecast", "projection" and "outlook") are not historical facts and may be Forward-Looking Statements that involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these expectations or assumptions will prove to be correct and such Forward-Looking Statements included in this Circular should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust's beliefs and expectations as of the date of this Circular. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise the Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this Circular may contain Forward-Looking Statements drawn from or attributed to third party sources.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, there are 19,299,000 Units outstanding without nominal or par value, each carrying the right to one vote per Unit at the Meeting.

To the knowledge of the Board and the senior executive officers of GoldTrust, no one person or company beneficially owns, directly or indirectly, or exercises control or direction over Units carrying ten per cent (10%) or more of the voting rights attached to all Units.

BUSINESS OF THE MEETING

At the Meeting, the Unitholders are being asked to consider and, if thought fit, to adopt a special resolution substantially in the form set out in Appendix "A" (i) authorizing the conversion of GoldTrust from a closed-end fund into an exchange-traded physical gold bullion ETF, including all amendments to the Amended and Restated Declaration of Trust dated April 24, 2008 of GoldTrust (the "Declaration of Trust") considered necessary or desirable to facilitate the ETF Conversion (including certain proposed amendments to the redemption rights provisions of the Declaration of Trust), and (ii) authorizing the proposed amendments to the Administrative Services Agreement dated April 28, 2003, as amended (the "Administrative Services Agreement") among GoldTrust and Central Gold Managers Inc. (the "Administrator") contemplated by the Definitive Agreement dated November 26, 2015 between, among others, GoldTrust, the Administrator and Purpose Investments Inc. ("Purpose") (the "Definitive Agreement"), all as further described herein.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

On November 26, 2015, GoldTrust announced that it had entered into the Definitive Agreement regarding the proposed conversion of GoldTrust into a gold bullion exchange-traded fund (the "ETF") managed and marketed by Purpose and administered by the Administrator (the "ETF Conversion"). Purpose is one of Canada’s most experienced ETF managers and has significant experience in managing and marketing bullion funds. Purpose’s predecessor company, Claymore Investments Inc., launched and managed the Claymore Gold Bullion Fund that was successfully converted into an ETF in 2010.

If the ETF Conversion is approved by Unitholders, and other conditions (including receipt of required regulatory and stock exchange approvals) are satisfied or waived (as applicable), GoldTrust will implement the ETF Conversion by executing an amended and restated declaration of trust and by filing and obtaining a receipt for a final long form prospectus with the relevant securities regulatory authorities qualifying the continuous distribution of the Units of the ETF. As soon as reasonably practicable thereafter, GoldTrust will commence operating as an exchange-traded fund.

There can be no assurance that the conditions precedent to implementing the ETF Conversion will be satisfied on a timely basis, if at all. The ETF Conversion must be approved by 66⅔% of the votes cast at the Meeting by the Unitholders present in person or by proxy. If the requisite Unitholder approval for the ETF Conversion is not obtained or if any other required approval is not obtained, the ETF Conversion may not be implemented.

GoldTrust expressly notes that the proposed ETF Conversion and the benefits that GoldTrust expects to realize are not guaranteed. See "Risk Factors" and "Conditions to Implementing the ETF Conversion".

As soon as reasonably practicable following the mailing of this Circular, GoldTrust intends to file a preliminary long form prospectus for Units of the ETF and a registration statement for Units of the ETF in the United States, which may be accessed by Unitholders of GoldTrust on SEDAR at www.sedar.com and with the SEC on EDGAR at www.sec.gov, respectively.

If the ETF Conversion is not approved at the Meeting or if the other conditions to the ETF Conversion are not satisfied or waived, GoldTrust will continue operating in its present form as a closed-end fund.

Immediately following receipt of Unitholder approval at the Meeting, and subject to applicable regulatory approvals, GoldTrust will amend the redemption rights provisions in the Declaration of Trust to immediately provide significantly enhanced liquidity for ALL Unitholders, similar to the liquidity expected after completion of the ETF Conversion.

The proposed changes to GoldTrust’s current cash redemption feature, intended to be effective immediately following Unitholder approval of the ETF Conversion and other required approvals, and during the interim period until the ETF Conversion is implemented, are as follows:

1.	GoldTrust will implement a cash redemption feature which will allow ALL Unitholders to redeem their Units on a biweekly basis for cash at 100% of net asset value ("NAV"), less any costs associated with the redemption including the liquidation of GoldTrust's bullion to fund the redemption (the "100% Cash Redemption Right Amendment"); and,

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

2.	GoldTrust will implement a cash redemption feature which will allow ALL Unitholders to redeem their Units on a daily basis for cash at 95% of NAV, less any costs associated with the redemption including the liquidation of GoldTrust's bullion to fund the redemption (the "95% Cash Redemption Right Amendment").

See "100% Cash Redemption Right Amendment" and "95% Cash Redemption Right Amendment" under the heading "Amendments to GoldTrust's Declaration of Trust".

If the ETF Conversion is not completed prior to the expiry of the Definitive Agreement, including any extensions thereof agreed to by the parties, the 100% Cash Redemption Right Amendment will be nullified, however the 95% Cash Redemption Right Amendment will remain in force.

The other amendments required to fully implement the ETF Conversion (the "ETF Conversion Amendments") will become effective once a receipt for a final prospectus is obtained and all other regulatory and exchange approvals are received. In the interim, GoldTrust will continue to trade with the enhanced cash redemption rights implemented through the 100% Cash Redemption Right Amendment and the 95% Cash Redemption Right Amendment for the benefit of all Unitholders.

As part of the ETF Conversion Amendments, GoldTrust intends to further amend the redemption rights provisions in the Declaration of Trust by providing Unitholders holding such number of Units with a value in excess of one London Good Delivery bar with the ability to exchange their Units for physical gold bullion and cash at 100% of NAV less any costs associated with the redemption (the "Physical Redemption Right Amendment", and together with the 100% Cash Redemption Right Amendment and the 95% Cash Redemption Right Amendment, the "Redemption Rights Amendments"). The Physical Redemption Right Amendment would replace the 100% Cash Redemption Right Amendment as and from completion of the ETF Conversion. Currently no such physical bullion exchange option exists. See "Physical Redemption Right Amendment" under the heading "Amendments to GoldTrust's Declaration of Trust" of the Circular.

Background to the PROPOSED ETF Conversion

Commencement of the Sprott Offer and Formation of the Special Committee

On April 23, 2015, Sprott publicly announced its intention to launch an unsolicited take-over bid for GoldTrust and, on May 27, 2015, Sprott formally launched the Sprott Offer. Sprott's accompanying take-over bid circular was filed on May 27, 2015 (the "Sprott Circular"). In the Sprott Circular, one of the primary conditions from the outset of the Sprott Offer was that the Sprott Offer could not be completed unless the number of issued and outstanding GoldTrust Units tendered to the Sprott Offer on the Expiry Date (as defined below), together with any Units owned or controlled by Sprott on the Expiry Date, was greater than 66⅔% of ALL of the issued and outstanding Units (the "Threshold Condition"). Subject to the satisfaction of this and certain other conditions set out in the Sprott Circular, Sprott intends to effect the merger of GoldTrust and Sprott PHYS on a NAV to NAV unit exchange basis.

The Sprott Offer was originally open to Unitholders for acceptance and tender until 5:00 p.m. (Toronto time) on July 6, 2015. However, as a result of Sprott's failure to reach the Threshold Condition as well as in response to orders of the Ontario Superior Court of Justice and the Ontario Securities Commission (the "OSC"), Sprott has extended the Sprott Offer seven times since May 27, 2015. As of the date of this Circular, the Sprott Offer is scheduled to expire on December 7, 2015 (the "Expiry Date"), unless further extended or withdrawn.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

In response to the announcement of the Sprott Offer, the Board of Trustees expanded the mandate of its special committee (the "Special Committee"), which had been originally established in March 2015 in response to various Unitholder proposals put forth by Polar Securities Inc. that would later be considered at GoldTrust's annual and special meeting of Unitholders held on May 1, 2015. The Special Committee was originally composed of Messrs. Bruce Heagle, Brian Felske, Ian McAvity and Michael Parente.

The focus of the Special Committee in respect of the Sprott Offer was to review and consider, among other things: (i) the unsolicited Sprott Offer and any alternatives thereto, and (ii) any alternative actions to be taken by GoldTrust and to make recommendations to the Board of Trustees.

In fulfilling its mandate, the Special Committee was authorized by the Board of Trustees to, among other things:

•	retain an independent financial advisor to advise the Special Committee;
•	retain independent legal counsel to advise the Special Committee;
•	report to the Board of Trustees; and
•	take such other actions as the Special Committee considers necessary or appropriate in order to carry out its mandate.

In respect of the foregoing mandate, the Special Committee retained CIBC World Markets Inc. ("CIBC") as its financial advisor, and Bennett Jones LLP as its legal counsel.

On June 9, 2015, the Board of Trustees, upon the recommendation of the Special Committee, filed a trustees' circular (the "Trustees' Circular") in response to the Sprott Offer, recommending that Unitholders reject the Sprott Offer as not being in the best interests of GoldTrust or its Unitholders for the reasons contained therein.

Notwithstanding the numerous extensions of the Sprott Offer and seven Notices of Variation and Extension filed by Sprott, in the view of the Special Committee, Sprott has not materially improved the terms of the initial Sprott Offer. Accordingly, the initial recommendation of the Special Committee has not changed and the Board of Trustees has consistently adopted the recommendation of the Special Committee that Unitholders REJECT the Sprott Offer as not being in the interests of all Unitholders.

GoldTrust Adopts Amendments to its Declaration of Trust

On June 24, 2015, following a review of a number of alternative features to address the discounts to NAV that Units have traded at during the current extended bear market for gold bullion, the Trustees adopted proposed amendments to the Declaration of Trust providing for an enhanced cash redemption feature which would allow all Unitholders to redeem their Units at any time for cash in the amount of 95% of NAV, based on the average published NAV of GoldTrust for the five trading days following the notice of redemption (the "Enhanced Cash Redemption Feature").

In connection with amendments relating to the Enhanced Cash Redemption Feature, the Trustees also adopted proposed amendments to the Declaration of Trust protecting the 90% compulsory acquisition threshold provisions of the Declaration of Trust, which Sprott is proposing to amend in connection with the Sprott Offer to reduce the compulsory acquisition threshold from 90% to 66⅔%. The Trustees of GoldTrust determined that amendments to preserve the 90% compulsory acquisition threshold were in the best interests of GoldTrust and its Unitholders as Sprott's proposed amendments would allow Sprott to circumvent the protections afforded to Unitholders and do indirectly what it cannot do directly without the support of holders of 90% of the outstanding Units: force a compulsory acquisition of all Units of GoldTrust in one step.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

The Trustees adopted both of the above amendments without Unitholder approval on the basis of certain provisions in the Declaration of Trust permitting the Trustees to make amendments to the Declaration of Trust for the benefit and protection of Unitholders.

Court Proceedings Relating to Illegality of the Sprott Offer

On June 24, 2015, GoldTrust also commenced a legal proceeding together with Silver Bullion Trust against Sprott in the Ontario Superior Court of Justice seeking a declaration from the Court that certain aspects of Sprott's hostile take-over bid were illegal and that the amendments to the Declaration of Trust concerning the Enhanced Cash Redemption Feature and the preservation of the 90% compulsory acquisition threshold, were validly made and are binding on Sprott.

In a decision released on July 31, 2015, the Court agreed with GoldTrust that the Sprott Offer deprives Unitholders of their statutory take-over bid withdrawal rights. The Court ordered that Sprott must remedy these defects before the Sprott Offer could proceed. Sprott subsequently made modifications to the Sprott Offer that were satisfactory to the Court.

The Court also held, in response to a complaint from Sprott, that the proposed amendments to the Declaration of Trust concerning the Enhanced Cash Redemption Feature and the preservation of the 90% compulsory acquisition threshold were invalid on the basis that they were defensive tactics. The Court left open the possibility that these amendments could be implemented if the Sprott Offer is defeated or with the support of Unitholders.

Finally, the Court determined that it did not need to address other allegations made by Sprott and dismissed other complaints by GoldTrust about the legality of the Sprott Offer.

Changes to the Composition of GoldTrust's Special Committee

On August 7, 2015, GoldTrust announced that Glenn Fox had been appointed as Lead Trustee and Chair of the Corporate Governance and Nominating Committee of the Board of Trustees of GoldTrust. Mr. Fox is an economist and has been a member of the faculty and researcher at the University of Guelph since 1985 and was named a senior research fellow of the Fraser Institute in 2013. He has served as a Trustee of GoldTrust since 2012.

Mr. Fox replaced Mr. Ian McAvity who stepped down as Lead Trustee of GoldTrust and Chair of the Corporate Governance and Nominating Committee and as a member of the Special Committee following a number of allegations by Sprott regarding Mr. McAvity's independence as a Trustee of GoldTrust. Mr. McAvity continues to serve as a member of the Board of Trustees of GoldTrust.

Since Mr. McAvity's decision to step down, the Special Committee has been comprised of Brian E. Felske, Bruce D. Heagle and Michael A. Parente, all of whom are independent of the Administrator and senior executive officers ("Independent Trustees"). The reconstituted Special Committee has continued the same efforts undertaken by the Special Committee's prior membership to act in the best interests of all Unitholders, re-confirmed its recommendation that Unitholders reject the Sprott Offer to the Board of Trustees, and continued to work with its external advisors to identify and consider strategic alternatives designed to protect and maximize the value of Unitholders' investment and that are in the best interests of all Unitholders.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Sprott Forms Soliciting Dealer Group to Pay Brokers to Convince Clients to Tender

On August 28, 2015, Sprott announced that a soliciting dealer group had been formed in connection with the Sprott Offer. According to Sprott's press release, Sprott agreed to pay to each soliciting dealer a solicitation fee of up to U.S.$1,500 per Unitholder in the event that their clients tender Units to the Sprott Offer and the Sprott Offer is completed.

On September 4, 2015, the Trustees issued a press release that, among other things, cautioned Unitholders regarding any advice or recommendations they may receive from their financial advisors or brokers, which may be biased and based on their desire to collect solicitation fees from Sprott. GoldTrust also later announced that it had learned that some brokers may have misled their Unitholder clients into believing that they were required to choose one of the two tendering options, and could not "do nothing" (and therefore not tender their Units) in response to the Sprott Offer.

Sprott Extends Offer Following Failure to Achieve Sufficient Support from Unitholders

On September 21, 2015, Sprott announced that it had failed again to achieve sufficient support from Unitholders to complete the Sprott Offer immediately prior to what would have been the expiry date had Sprott not announced a fourth extension.

Sprott Announces Immaterial Change to Consideration under the Sprott Offer

On October 6, 2015, as part of the fifth extension of the Sprott Offer, Sprott changed its Offer for all of the outstanding Units by offering a supposed "premium" of U.S.$0.10 per Unit payable in Sprott PHYS units. In consultation with its financial advisors, the Special Committee determined that this supposed "premium", which represented 0.3% of the then-value of a Unit, was not meaningful to Unitholders and re-confirmed its recommendation that Unitholders reject the Sprott Offer.

Sprott Unilaterally Amends the Powers of Attorney under the Sprott Offer to Enable it to Replace GoldTrust's Trustees

Sprott's change in their offer to include the supposed "premium" of U.S.$0.10 per GoldTrust Unit payable in Sprott PHYS units did not result in additional tenders of Units to the Sprott Offer sufficient to reach the Threshold Condition. As a result of its continued and repeated failure to meet the Threshold Condition, on November 4, 2015, notwithstanding their lack of disclosure on use of deposited powers of attorney to remove the existing Trustees and express representations to Unitholders in the initial take-over bid circular for the Sprott Offer to the contrary, Sprott filed a notice of variation unilaterally amending the powers of attorney granted in the Letter of Transmittal to allow Sprott to pass a written resolution of Unitholders removing and replacing the current Trustees (other than the Administrator nominees) on November 19, 2015, provided that the minimum number of Units required to pass such a written resolution, being 50.1% of the outstanding Units, were then deposited to the Sprott Offer.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

OSC Orders Sprott to Provide Additional Disclosure Regarding Amended Use of Powers of Attorney

The Special Committee is of the view that this use of the powers of attorney was outside the scope for which they were solicited and as a result, on November 10, 2015, the Trustees commenced a proceeding before the OSC seeking to cease trade the Sprott Offer on several grounds, including that the unilateral amendments to the powers of attorney that Sprott was purporting to make are abusive and contrary to representations made to Unitholders. The OSC released its decision in respect of GoldTrust's proceeding on November 19, 2015, ordering that if the Sprott Offer were to proceed, Sprott must issue a notice of change in information providing clear and complete disclosure to Unitholders concerning the effect of the November 4, 2015 variation of the Sprott Offer. The OSC required, among other things, remedial disclosure to be made by Sprott concerning the purported removal and replacement of the Trustees of GoldTrust, Unitholder withdrawal rights, and the implementation of the merger transaction under the Sprott Offer. The OSC further ordered that Sprott not be able to exercise any rights in relation to the Letter of Transmittal under the Sprott Offer before the expiration of 15 days from the day on which Sprott issued the notice of change in information required by the OSC.

On November 20, 2015, Sprott issued its seventh notice of variation and extension that included additional disclosure regarding the change in use of the powers of attorney in response to the OSC order. The Sprott Offer is now scheduled to expire on December 7, 2015, unless further extended or withdrawn.

GoldTrust Partners with Purpose Investments to Propose ETF Conversion to Unitholders

On October 7, 2015, Som Seif, President and Chief Executive Officer of Purpose, first contacted CIBC, financial advisors to the Special Committee, to propose a meeting and expressed an interest in having a discussion wherein Purpose would present their ideas of how a conversion of GoldTrust to an ETF would be beneficial to GoldTrust Unitholders.

CIBC discussed Purpose's expression of interest with the Special Committee. Upon receiving advice from CIBC and its legal advisors, the Special Committee instructed CIBC to continue discussions with Purpose.

On October 23, 2015, members of Purpose's senior management and CIBC held a meeting at which a potential conversion of GoldTrust into an ETF in partnership with Purpose and the Administrator was discussed. After such meeting, CIBC, after considering the benefits that a conversion to an ETF structure would be expected to afford GoldTrust and its Unitholders, formed the preliminary view that such a partnership could be a superior alternative to the Sprott Offer for GoldTrust Unitholders. Subsequently, CIBC advised the Special Committee of its preliminary discussions with Purpose and its recommendation to continue discussions with Purpose. The Special Committee, following receipt of advice from its legal and financial advisors, determined that the proposed transaction warranted further consideration and instructed CIBC to advise GoldTrust's Chairman and Chief Executive Officer, Mr. J.C. Stefan Spicer, who is also President of the Administrator, of its discussions with Purpose and to arrange for subsequent discussion and exploration of a potential transaction with Purpose and the Administrator.

On November 6, 2015, a conference call meeting was held among Purpose, CIBC (on behalf of the Special Committee) and Mr. Spicer, and the proposed transaction to convert GoldTrust into an ETF was further discussed. On November 8, 2015, CIBC reported to the Special Committee on the discussions held with Purpose, and the Special Committee instructed CIBC, on behalf of the Special Committee, and Mr. Spicer to continue discussions with Purpose. On November 12, 2015, Mr. Seif and CIBC held a meeting to further discuss the ETF Conversion.

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Following extensive discussions between CIBC, Purpose and the Administrator, as well as consultations with GoldTrust's and the Special Committee's legal and tax advisors, the Special Committee met on November 17, 2015 to consider a proposal from Purpose regarding the ETF Conversion. Following due consideration of the relative merits of the proposal for the ETF Conversion and the Sprott Offer, the Special Committee and Board of Trustees determined that the ETF Conversion with Purpose represented a superior alternative to the Sprott Offer, and on November 18, 2015, GoldTrust entered into a letter of intent ("LOI") with Purpose and the Administrator with respect to the ETF Conversion.

On November 25, 2015, following further negotiations among the Special Committee, Purpose and the Administrator and their respective external advisors, the Special Committee unanimously recommended that the Board of Trustees' authorize and direct GoldTrust to enter into the Definitive Agreement regarding the previously-announced ETF Conversion and recommend to Unitholders that the ETF Conversion be approved at a special meeting of Unitholders to be held on January 26, 2016. The signing of the Definitive Agreement was announced on November 26, 2015.

Details of the PROPOSED ETF conversion

Overview

GoldTrust is currently a closed-end gold bullion investment fund. GoldTrust is seeking Unitholder approval for the conversion of GoldTrust from a closed-end investment fund to an ETF. An ETF is an exchange-traded, continuously offered, open-ended fund.

If the ETF Conversion is approved by Unitholders, Purpose and the Administrator will prepare and file the Prospectuses relating to the continuous distribution of the Units. Thereafter, assuming Unitholder and regulatory approvals are obtained, GoldTrust will commence operating as an ETF. GoldTrust would continue to own the physical gold bullion it now owns and there will be no immediate change to its holdings, subject to redemptions as further described in this Circular.

In connection with the ETF Conversion, and as further described in this Circular:

•	Canadian Imperial Bank of Commerce will continue in its role of custodian of GoldTrust;

•	the elected Board of Trustees will be replaced, with the approval of Purpose, by a bank, trust company or other entity, as trustee of GoldTrust without the requirement for further Unitholder approval;

•	CST and American Stock Transfer & Trust Company will continue as the registrars and transfer agents for GoldTrust; and

•	an Independent Review Committee will be established in accordance with National Instrument 81-107 - Independent Review Committee for Investment Funds ("NI 81-107") consisting of members who will be independent of GoldTrust. See "Details of the Proposed ETF Conversion - Independent Review Committee" below.

As part of the ETF Conversion, GoldTrust is seeking Unitholder approval to amend the Declaration of Trust. See "Amendments to GoldTrust's Declaration of Trust" for a description of the anticipated amendments that will be made as part of the ETF Conversion. The Declaration of Trust, following the ETF Conversion, will: (i) provide for the ongoing creation of Units at NAV per Unit by registered brokers and dealers, thereby enabling the ETF to distribute its Units continuously; and (ii) provide exchange and redemption rights to Unitholders in addition to secondary market trading.

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Immediately following receipt of Unitholder approval at the Meeting, and subject to applicable regulatory approvals, GoldTrust will amend the redemption rights provisions in the Declaration of Trust to immediately provide significantly enhanced liquidity for ALL Unitholders, similar to the liquidity expected after completion of the ETF Conversion. Prior to completion of the ETF Conversion, Units are expected to continue to trade on both the TSX and NYSE MKT in their current form with the addition of the enhanced redemption features.

The proposed changes to GoldTrust’s current cash redemption feature, intended to be effective immediately following Unitholder approval of the ETF Conversion and other required approvals, and during the interim period until the ETF Conversion is implemented, consist of the 100% Cash Redemption Right Amendment and the 95% Cash Redemption Right Amendment. See "100% Cash Redemption Right Amendment" and "95% Cash Redemption Right Amendment" under the heading "Amendments to GoldTrust's Declaration of Trust".

If the ETF Conversion is not completed prior to the expiry of the Definitive Agreement, including any extensions thereof agreed to by the parties, the 100% Cash Redemption Right Amendment will be nullified, however the 95% Cash Redemption Right Amendment will remain in force.

The ETF Conversion Amendments will become effective once a receipt for a final prospectus is obtained and all other regulatory and exchange approvals are received. In the interim, GoldTrust will continue to trade with the enhanced cash redemption rights implemented through the 100% Cash Redemption Right Amendment and the 95% Cash Redemption Right Amendment for the benefit of all Unitholders.

As part of the ETF Conversion Amendments, GoldTrust intends to further amend the redemption rights provisions in the Declaration of Trust by implementing the Physical Redemption Right Amendment. The Physical Redemption Right Amendment would replace the 100% Cash Redemption Right Amendment as and from completion of the ETF Conversion. Currently no such physical bullion exchange option exists. See "Physical Redemption Right Amendment" under the heading "Amendments to GoldTrust's Declaration of Trust" of the Circular.

Investment Restrictions

The investment restrictions applicable to the ETF upon successful implementation of the ETF Conversion will broadly conform to the current investment restrictions codified in the Declaration of Trust. As such, the ETF will, among other things, be restricted to:

i.	investing in and holding a minimum of 90% of its net assets in gold bullion and holding no more than 10% of its total net assets in the following:

a.	gold certificates to enable payments, if any, to be made in connection with: (1) the redemption of any Units or other securities of the ETF; (2) making distributions, if any, to Unitholders; and (3) for working capital purposes; and

b.	cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for working capital purposes;

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ii.	only issuing Units (or subject to applicable law, rights, warrants, convertible securities or options to acquire Units or permitting re-investment of distributions) if the net proceeds per Unit to be received by the ETF are not less than the most recently calculated NAV per Unit prior to or upon authorization of such issuance;

iii.	borrowing on a short-term basis in strictly limited circumstances to facilitate bullion purchases, provided that, under such circumstances, the ETF may enter into short-term borrowing arrangements for which all outstanding amounts do not exceed 5% of the ETF’s total net assets at any and all times;

iv.	holding cash in interest-bearing accounts, short-term government debt, short-term investment grade corporate debt or money market mutual funds for the purposes of paying the expenses of the ETF, paying amounts payable by the ETF in connection with the redemption of any Units or other securities, and making distributions to Unitholders;

v.	purchasing securities issued by the ETF;

vi.	satisfying the obligations or liabilities of the ETF;

vii.	undertaking such other activities, or take such actions including investing in securities, as are related to or in connection with the foregoing or as are contemplated by the Declaration of Trust or as may be approved by the Trustee from time to time, provided that the ETF shall not undertake any activity, take any action, or make any investment which would result in:

a.	the ETF not being considered a "mutual fund trust" for purposes of the Tax Act; or

b.	all or substantially all of the property of the ETF consisting of property that would be taxable Canadian property if the definition "taxable Canadian property" in subsection 248(1) of the Tax Act were read without reference to the paragraph (b) of that definition.

Further, the ETF will be required to:

i.	ensure that the gold bullion owned by the ETF is unencumbered and to ensure any amounts borrowed to facilitate gold bullion purchases are restricted in accordance with the terms of the Declaration of Trust;

ii.	store all gold bullion owned by the ETF on a fully allocated and segregated basis in Canada in treasury vault facilities of a Canadian chartered bank, which shall be the custodian (the "Custodian")

iii.	ensure that no part of the gold bullion held in storage on behalf of the ETF may be delivered out of safekeeping by the Custodian without receipt of a certified resolution of the Trustee specifying the purpose of the delivery and giving direction with respect to specific amounts;

iv.	ensure that the gold bullion held in storage on behalf of the ETF shall be inspected annually and spot audited periodically by bar number, refiner, weight and purity in the presence of at least one Trustee or officer of the ETF, at least one representative of the ETF's auditors and one or more representatives of the Custodian; and

v.	seek to maintain the qualifying status of the Units of the ETF under current Canadian legislation, as to be described in "Eligibility for Investment" in the final long form prospectus of the ETF to be filed in all provinces and territories of Canada qualifying the continuous distribution of the Units to the public, including any amendments thereto.

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Continuous Distribution of Units

Following the ETF Conversion, Units of the ETF will be offered for sale on a continuous basis and there is no maximum number of Units that may be issued. The Units shall be offered for sale at a price equal to the NAV of the Units determined at the valuation time following receipt of a subscription order.

As an exchange-traded fund, the ETF will issue Units directly to registered brokers and dealers.

Continuous Disclosure Obligations: Comparison of Canadian Regulatory Regime for Investment Funds and Public Companies

The continuous disclosure obligations for an investment fund are governed primarily by National Instrument 81-106 Investment Fund Continuous Disclosure ("NI 81-106"). The continuous disclosure obligations for a public company are governed primarily by National Instrument 51-102 Continuous Disclosure Requirements ("NI 51- 102"). The table below outlines the differences between the two regimes.

Continuous Disclosure Comparison

	Investment Fund Regime	Public Company Regime

1. National Instrument	NI 81-106	NI 51-102
2. Focus of disclosure	Investor returns and portfolio disclosure; investor focused data (e.g. NAV and management expense ratio ("MER")).

Financial condition of revenue-generating operations.

Focus is on the operational level.

The Public Company Regime does not have a prescribed framework for the reporting of investment portfolio performance and NAV, the way that the investment fund regime does.

3. Corporate Governance Requirements	Investment funds must have a manager and an independent review committee, which are subject to prescribed criteria and disclosure obligations. Reference: NI 81-107

A public company has broad-based corporate governance requirements applicable to all aspects of governance. A public company must, at a minimum, have an audit committee.

Reference: National Instrument 52-110 - Audit Committees, National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines.

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	Investment Fund Regime	Public Company Regime
4. Audit and Accounting Standards	Acceptable Accounting Principles: International Financial Reporting Standards ("IFRS"). Acceptable Auditing Standards: Canadian Generally Accepted Auditing Standards ("GAAS")	Acceptable Accounting Principles: IFRS. Acceptable Auditing Standards: GAAS.
5. Annual Financial Statements

Filing Deadline: Within 90 days after the investment fund’s financial year-end.

The annual financial statements must include:

1.            a statement of financial position as at the end of the financial year and the immediately preceding financial year;

2.            a statement of comprehensive income;

3.            a statement of changes in financial position for the financial year and the immediately preceding financial year

4.            a statement of cash flows for the financial year and the immediately preceding financial year;

5.            a schedule of investment portfolio as at the end of the financial year; and

6.            notes to the annual financial statements.

Reference: Section 2.1 of NI 81-106

Filing Deadline: Within 90 days after the public Company’s financial year-end.

The annual financial statements must include:

1.            a statement of comprehensive income, a statement of changes in equity and a statement of cash flows for the most recently completed financial year and the immediately preceding completed financial year;

2.            a statement of financial position as at the end of each of the periods referred to in (1) above; and

3.             notes to the financial statements.

Reference: Section 4.1 of NI 51-102

6. Interim Financial Statements

Filing Deadline: Within 60 days of the most recent interim period of financial statements of the investment fund.

Frequency: Once a year.

Information required to be included in the interim financial statements are similar to those required in the annual financial statements.

Reference: Section 2.3 of NI 81-106

Filing Deadline: Within 45 days after the end of each of the first three quarters of each financial year.

Frequency: Three times a year.

Information required to be included in the interim financial statements are similar to those required in the annual financial statements.

Reference: Section 4.3 of NI 51-102

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	Investment Fund Regime	Public Company Regime
7. Annual Management Report

Filing Deadline: Within 90 days after the investment fund’s financial year-end.

An investment fund needs to file, together with the annual financial statements, an annual Management Report of Fund Performance ("MRFP"), setting out high level information about the investment fund’s portfolio and market performance.

A MRFP requires disclosure pertaining to the investment fund’s performance, including:

•       management discussion of fund performance;

•       financial highlights;

•       results of operations;

•       recent developments affecting the investment fund;

•       past performance;

•       annual compound returns;

•       summary of investment portfolio; and

•       other material information.

Reference: Section 4.1 of NI 81-106 and Form 81-106F1 - Contents of Annual and Interim Management Report of Fund Performance ("NI 81-106F1") (Part B) and may not incorporate by reference any other document.

Filing Deadline: Within 90 days after the public company’s financial year-end.

A public company needs to file, together with the annual financial statements, an annual Management Discussion & Analysis ("MD&A"), setting out a detailed discussion of the company’s operational performance.

An MD&A requires a disclosure of more diversified, specific information about the company’s operation and performance, including:

•      prescribed financial data derived from current annual financial statements and the three most recently completed financial years, discussion of factors that have caused period to period variations;

•      prescribed financial data derived from current annual financial statements and the eight most recently completed quarters, discussion of factors that have caused period to period variations;

•      analysis of the company’s liquidity;

•     capital resources;

•     discussion of any off-balance sheet arrangement reasonably likely to have a current of future effect on the financial performance;

•      analysis of each of the company’s critical accounting estimates;

•      discussion of the nature and extent of companies use of financial instruments and their business purposes; and

•      if applicable, MD&A must include the disclosure required by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52-109").

Reference: Section 5.1 of NI 51-102 and Form 51-102F1 - Management’s Discussion and Analysis ("NI 51-102F1")

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	Investment Fund Regime	Public Company Regime
8. Interim Management Report

Filing Deadline: Within 60 days after the end of a period of at least three months that ends six months before the end of a financial year.

An investment fund needs to file, together with the interim financial statements, an interim MRFP. Information required to be included in the interim MRFP is similar to information required in the annual MRFP.

Reference: Part 4 of NI 81-106 and NI 81-106F1 (Part C)

Filing Deadline: Within 45 days after the end of each of the first three quarters of each financial year.

A public company needs to file, together with the interim financial statements, an interim MD&A. Information required to be included in the interim MD&A is similar to information required in the annual MD&A.

Reference: Section 5.1 of NI 51-102 and NI 51-102F1

9. Quarterly Portfolio Disclosure

Filing Deadline: Must post to the investment fund’s website within 60 days of the end of each quarter.

A quarterly portfolio disclosure must include:

•      a summary of investment portfolio prepared in accordance with Item 5 of Part B of Form 81-106F1; and

•      the total NAV of the investment.

Reference: Part 6 of NI 81-106 and NI 81-106F1 (Part B) Item 5

No corresponding requirements for a public company to prepare separate quarterly disclosure in addition to the interim financial statements and interim MD&A.

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	Investment Fund Regime	Public Company Regime
10. Annual Information Form	Not required if in continuous distribution because prospectus renewed annually.

Filing Deadline: Within 90 days of its financial year-end. Not required for a venture issuer.

The prescribed content for an Annual Information Form of a public company requires the following disclosures that are not generally found in the Annual Information Form of an investment fund:

•     Description of Business

•     Risk Factors

•     Additional Information; and

•     Information Circular Disclosure.

Reference: NI 51-102F2 Disclosure of executive compensation pursuant to NI 51-102F6 is required with the AIF or a management information circular prepared in connection with an annual meeting of the shareholders.

11. CEO/CFO Certifications	There are no corresponding CEO/CFO certification obligations for an investment fund.

Filing Deadline: Concurrent with the filing of the annual and interim financial statements, as applicable, annual and interim financial statements of a public company must be reviewed and approved by the board of directors, and certified by filling a certificate signed by the CEO and the CFO, or the persons acting in those capacities (who may be employees of an outside management company), certifying as to

•      the accuracy and fair representation

•      no misrepresentation

•      disclosure controls and procedures; and

•      internal controls over financial reporting.

Reference: NI 52-109F1 Certification of Annual Filings Full Certificate and NI 52-109F2 Certification of Interim Filings Full Certificate

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	Investment Fund Regime	Public Company Regime
12. NAV and Management Expense Ratio calculations

An investment fund must, upon calculating the NAV of the investment fund make the following information available to the public at no cost:

•      the NAV of the investment fund; and

•      the NAV per security of the investment fund.

An investment fund may also disclose its calculation of Management Expense Ratio as set out in NI 81-106.

Reference: Parts 14 and 15 of NI 81-106

The concept of calculating NAV and MER is not found in the public company regime.

Fees and Expenses Before and After Conversion

The Administrator under the Administrative Services Agreement is currently responsible for: (i) keeping full and complete financial, accounting and other records reflecting the financial position of GoldTrust; (ii) preparing reports to Unitholders, regulatory filing material and other reports to the Trustees as may be reasonably requested from time to time; and (iii) furnishing office facilities, services and supplies and generally overseeing with its staff and independent contractors the administration of GoldTrust. Upon successful completion of the ETF Conversion, the Administrator's responsibilities will be limited to providing bullion asset inventory management for the ETF and, at its option, daily valuation services for the ETF, all as described herein. See "Description of Definitive Agreement".

Upon successful completion of the ETF Conversion, Purpose will provide investment fund management, day-to-day administration, marketing and promotion services to the ETF. See "Description of Definitive Agreement" and "Details of the Proposed ETF Conversion".

Administration fees payable to Purpose and the Administrator by GoldTrust following the ETF Conversion shall be calculated on the same basis on which the administration fees currently payable by GoldTrust to the Administrator are currently calculated. The ETF Conversion is not expected to result in any material increase in the ongoing operating fees and expenses paid by GoldTrust.

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Administration Fee Reduction

As part of the Transaction, Purpose and the Administrator have agreed to a 25% reduction in their administration fees until such time as up to $1.9 million10 of costs have been recovered for the benefit of Unitholders.

Operating Costs and Expenses

After the ETF Conversion, the ETF will pay for all ordinary expenses incurred in connection with the operation and administration of the ETF. Such expenses (which are described below in more detail) will be substantially similar to the ordinary expenses incurred in connection with the operation and administration of GoldTrust and paid by the Administrator prior to the ETF Conversion, except for any expenses associated with the initial prospectus for the continuous offering of Units of the ETF, unless otherwise waived or reimbursed by Purpose and the Administrator.

Unless otherwise waived or reimbursed by Purpose and the Administrator, and subject to compliance with NI 81-102, it is expected that the expenses for the ETF will include, as applicable, without limitation: custodian fees; trustee fees; transfer agency fees; filing fees; listing fees; audit fees; legal expenses; premiums for directors' and officers' insurance coverage for the members of the IRC; expenses related to compliance with NI 81-107; fees and expenses of the members of the IRC; income taxes; sales taxes (including GST/HST); brokerage expenses and commissions; withholding taxes; extraordinary expenses; and any expenses of any action, suit or other proceedings in which or in relation to which Purpose, the Administrator, the custodian, the IRC and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the ETF. For greater certainty, no expenses will be borne by the ETF in respect of the marketing and promotional activities of Purpose and the Administrator in connection with the ETF.

Apart from the initial organizational costs of the ETF, including the costs of implementing the ETF Conversion, all expenses related to the issuance of Units of the ETF shall be borne by the ETF unless otherwise waived or reimbursed by Purpose and the Administrator.

Management and Administration of the ETF

If the ETF Conversion is completed, Purpose will act as the manager of the ETF, the Administrator will administer the ETF's physical gold bullion and a bank, trust company or other entity will be appointed trustee of the ETF with the approval of Purpose. See "Description of the Definitive Agreement".

The Administrator

Currently, the primary administrative responsibilities of the Administrator under the Administrative Services Agreement are to:

(i)	keep full and complete financial, accounting and other records reflecting the financial position of GoldTrust;

(ii)	prepare reports to Unitholders, regulatory filing material and other reports to the Trustees as may be reasonably requested from time to time; and

10 Subject to pro-rata reduction based on exchanges or redemptions of Units during the first 30 days following the ETF Conversion.

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(iii)	furnish office facilities, services and supplies and generally oversee with its staff and independent contractors the administration of GoldTrust.

Upon successful completion of the ETF Conversion, the Administrator's responsibilities will be limited to providing bullion asset inventory management for the ETF and, at its option, daily valuation services for the ETF, all as described herein. See "Description of Definitive Agreement".

The name and municipality of residence of senior management of the Administrator and his principal occupation is as follows:

Name and Municipality of Residence	Position with Administrator	Principal Occupation
J.C. Stefan Spicer Lynden, Ontario	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of Central Fund of Canada Limited, Central GoldTrust and Silver Bullion Trust

J.C. Stefan Spicer, President, Chief Executive Officer and a Director

Mr. Spicer is the President, Chief Executive Officer and a Director of the Administrator. Mr. Spicer is also the Chairman, President and Chief Executive Officer and a Director of Central Fund of Canada Limited, a publicly traded gold and silver bullion holding company, the shares of which are listed on the NYSE and the TSX. He is also a Trustee, Chairman, President and Chief Executive Officer of Silver Bullion Trust, the Units of which are listed on the TSX. He has over 30 years of investment industry experience.

Purpose

Upon successful completion of the ETF Conversion, Purpose will provide investment fund management, day-to-day administration, marketing and promotion services to the ETF, all in accordance with the terms of the GoldTrust Management Agreement and the Definitive Agreement. See "Description of Definitive Agreement" and "Details of the Proposed ETF Conversion".

Purpose is led by a seasoned management team with combined experience of over 100 years in the investment industry and a proven track record of success in building and growing successful investment management businesses. Som Seif was the founder and CEO of Claymore Investments Inc. ("Claymore"), one of the most successful growth stories in the Canadian investment funds industry and ETF industry globally. Som built Claymore from start-up to $8 billion in assets under management, and successfully sold the business to BlackRock Inc. in March 2012. Som and the rest of Purpose's management have a deep understanding of the investment industry globally, with expertise in building, growing and branding a successful and innovative investment company against significant, well branded and funded competitors.

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The name and municipality of residence of each of the directors, senior officers and other members of the senior management team of Purpose and their principal occupations are as follows:

Name and Municipality of Residence	Position with Purpose	Principal Occupation
Som Seif Toronto, Ontario	President, Chief Executive Officer, Chairman of the board of directors & Director	President, Chief Executive Officer and Director of Purpose Investments Inc.
Scott Bartholomew Milton, Ontario	Chief Financial Officer, Chief Operating Officer & Director	Chief Financial Officer, Chief Operating Officer and Director of Purpose Investments Inc.
Lara Misner Toronto, Ontario	Chief Compliance Officer and Corporate Secretary	Chief Compliance Officer and Corporate Secretary of Purpose Investments Inc.
Dan Rubin Thornhill, Ontario	Vice President, Head of Marketing and Director	Vice President, Head of Marketing and Director of Purpose Investments Inc.
Vlad Tasevski Toronto, Ontario	Vice President, Head of Product and Business Development	Vice President, Head of Product and Business Development of Purpose Investments Inc.
Larry Guy Georgetown, Ontario	Vice President, Head of Structured Products	Vice President, Head of Structured Products of Purpose Investments Inc.
Ross Neilson Toronto, Ontario	Vice President, Sales	Vice President, Sales of Purpose Investments Inc.
Jeffrey Logan Barrie, Ontario	Vice President, Business Development	Vice President, Business Development of Purpose Investments Inc.

The following is a brief description of the background of the directors, senior officers and other members of the senior management team of Purpose:

Som Seif, CFA, President, Chief Executive Officer and Director

Som is the founder and Chief Executive Officer of Purpose which he formed following the sale of Claymore to BlackRock in March 2012. Mr. Seif started Claymore in Canada in January 2005 and was the former President and Chief Executive Officer leading the implementation of the company’s business development and corporate strategies. Over the seven years of its operation, Claymore organically grew to $8 billion in assets under management and established itself as a Canadian leader in bringing intelligent, low-cost exchange-traded funds to investors through its family of thirty-four exchange-traded funds across broad asset classes.

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Prior to joining Claymore, Mr. Seif was an investment banker with RBC Capital Markets, where he worked since 1999. He played a key role in developing the structured products group at RBC Capital Markets in both Canada and the U.S., where he structured and raised capital for both Canadian and U.S. asset managers.

Mr. Seif is a CFA charterholder and has a Bachelor of Applied Science with an emphasis on Industrial and Systems Engineering from the University of Toronto.

Scott Bartholomew, CFA, Chief Financial Officer, Chief Operating Officer and Director

Scott is the Chief Financial Officer and Chief Operating Officer of Purpose. He has 17 years of experience in the Canadian investment fund industry. Mr. Bartholomew was an integral part in the development of the Canadian mutual fund services business during his 14 years at State Street Fund Services Toronto Inc. as Assistant Vice-President of Fund Administration. During the last 4 years, Mr. Bartholomew ran the operations for Claymore, and was involved in the sale and business integration of Claymore to BlackRock Inc. in 2012. During his last year with Claymore, Mr. Bartholomew was also Chief Compliance Officer of the firm. He has a Bachelor of Commerce from Ryerson University and is a CFA charterholder.

Lara Misner, CFA, Chief Compliance Officer and Corporate Secretary

Lara is the Chief Compliance Officer and Secretary of Purpose. She has over 20 years of investment experience in equity research, portfolio management, client service, operations and compliance. Ms. Misner was the Chief Compliance Officer of Marret Asset Management Inc. and prior to that she worked with BMO Harris Private Banking as a portfolio manager for segregated client portfolios. Ms. Misner has served as a Director on the Board of CFA Society Montreal and CFA Society Toronto. She has a Bachelor of Commerce from McGill University, an MBA from HEC Montreal and is a CFA charterholder.

Dan Rubin, Vice President, Head of Marketing

Dan is the Vice President, Head of Marketing of Purpose. He has over 10 years of experience in the investment management industry. Mr. Rubin served as Vice President, Marketing at Claymore where he oversaw the development and implementation of all marketing and communications strategies. His experience also includes terms as Vice President, Marketing at Horizons ETFs and Associate Vice President, Marketing at JovFunds Inc. Mr. Rubin graduated with a Bachelor of Arts, Business Economics from York University.

Vlad Tasevski, CFA, Vice President, Head of Product and Business Development

Vlad is Vice President, Head of Product and Business Development of Purpose where he has broad involvement in implementation of the firm’s key initiatives and works closely with the President on corporate development and strategy. Prior to joining Purpose, Mr. Tasevski was a Vice President at BlackRock in Toronto which he joined following the acquisition of Claymore in March, 2012. Vlad previously spent five years at Claymore in a generalist role. Mr. Tasevski is a CFA charterholder and has a Bachelor of Commerce degree from the University of Toronto.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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Larry Guy, CFA, Vice President, Head of Structured Products

Larry is Vice President, Head of Structured Products of Purpose. Previously, Mr. Guy was a Portfolio Manager with Aston Hill Financial Inc. Prior to that Mr. Guy was Chief Financial Officer and Director of Navina Asset Management Inc., a company he co-founded, which was subsequently acquired by Aston Hill Financial Inc. Mr. Guy has also held senior offices at Fairway Capital Management Corp. and First Trust Portfolios Canada Inc. Mr. Guy holds a BA (Economics) degree from the University of Western Ontario and is a CFA charterholder.

Ross Neilson, Vice President, Sales

Ross is Vice President, Sales, at Purpose. Ross has over 18 years’ of experience in the financial services industry. Most recently Mr. Neilson was Director and Head of Issuer Services at Citibank Canada. Prior to that Mr. Neilson was the head of Canadian sales for BNY Mellon’s Canadian corporate trust division. Mr. Nielson also spent several years in senior sales positions in the Canadian asset management industry with both AIC and the MAXXUM Group of Funds.

Jeffrey Logan, Vice President, Business Development

Jeff is Vice President, Business Development of Purpose where he is responsible for developing and maintaining strategic relationships for the firm. Prior to joining Purpose he was Head of iShares Product for BlackRock in Canada. Previous to this he was Head of National Accounts for iShares. Mr. Logan spent seven years at Claymore Investments prior to its sale to BlackRock in 2012. Preceding Claymore, he spent over seven years at RBC Financial Group where he held several positions focused on investment funds.

Independent Review Committee

If the ETF Conversion is successfully implemented, the ETF will be advised by an independent review committee ("IRC") consisting of 3 members, each of which will be independent of the ETF and each of Purpose and the Administrator.

Proposed Members

The following is a brief description of the background of the proposed members of the IRC:

Douglas G. Hall

Douglas G. Hall was a Managing Director at RBC Capital Markets covering public and private capital raising, mergers and acquisitions support and strategic advisory assignments for diversified industry groups from 1979 until his retirement in 2005. Mr. Hall is currently a director of Pattern Energy Group Inc., a NASDAQ and TSX listed independent power company owning and operating alternate energy assets and Millar Western Forest Products Ltd., a privately-held lumber and pulp company based in Alberta, as well as a Member of the Advisory Board for Southwest Properties Ltd., a privately held real estate company based in Nova Scotia.

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Randall Barnes

Prior to his retirement in 1997, Mr. Barnes spent four years as Senior Vice President and Treasurer of PepsiCo, Inc., where he was employed since 1987. He was President of the Pizza Hut International division from 1991 to 1993, and prior to that time Senior Vice President, Strategic Planning and New Business Development. Mr. Barnes is a trustee of 10 NYSE-listed closed-end funds and 44 exchange-traded funds advised, administered or serviced by Guggenheim Advisors, LLC or Claymore Securities in the U.S.

Michael Hollend

Michael Hollend has been a Partner at TorQuest Partners ("TorQuest") since 2009. Prior to joining TorQuest, Mr. Hollend was a Partner in the Venture Capital Funds of EdgeStone Capital Partners Inc. where he invested in and worked closely with some of Canada’s most innovative and successful technology companies, including SlipStream Data, Rypple, and Protus IP Solutions. Earlier in his career, Mr. Hollend was with Goodmans LLP where he established the Venture Group, and previously worked in the Investment Banking Group of Griffiths McBurney & Partners. Michael serves as a member of the boards of directors of Array Canada Inc. and Global Traffic Technologies, Inc. and previously was Chairman of 4Refuel GP Corporation. Outside of TorQuest, Mr. Hollend serves on the board of directors of the CVCA – Canada’s Venture Capital & Private Equity Association and as a volunteer mentor with The Mentoring Partnership program. He was also a volunteer member of the Investment Committee of the Province of Ontario’s Investment Accelerator Fund. Michael holds both LL.B. and M.B.A. degrees from the University of Toronto and a B.A. (Economics) from the University of Western Ontario.

Description of the IRC

The mandate of the IRC will be to review conflict of interest matters identified and referred to the IRC by Purpose and to give an approval or a recommendation, depending on the nature of the conflict of interest matter. At all times, the members of the IRC will be required to act honestly and in good faith in the best interests of the ETF and, in connection therewith, will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Purpose will establish written policies and procedures for dealing with each conflict of interest matter. At least annually, the IRC will review and assess the adequacy and effectiveness of Purpose's written policies and procedures relating to conflict of interest matters and will conduct a self-assessment of the IRC's independence, compensation and effectiveness.

Purpose and will maintain records of all matters and/or activities subject to the review of the IRC, including a copy of Purpose's written policies and procedures dealing with conflict of interest matters, minutes of IRC meetings, and copies of materials, including any written reports, provided to the IRC. Purpose will also provide the IRC with assistance and information sufficient for the IRC to carry out its responsibilities under NI 81-107.

The members of the IRC will be entitled to be compensated by the ETF and reimbursed for all reasonable costs and expenses for the duties they perform as IRC members. In addition, the members of the IRC are entitled to be indemnified by the ETF, except in cases of wilful misconduct, bad faith, negligence or breach of their standard of care. Each IRC member will be paid a fixed annual fee of $7,500 and this amount will be allocated among all the Purpose funds in a manner that is fair and reasonable. Each IRC member also receives a per meeting fee of $500 per fund for the duties they perform as IRC members in relation to the fund.

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The IRC is subject to requirements to conduct regular assessments and, for each financial year of the ETF, will prepare a report to Unitholders that describes the IRC and its activities for the financial year. A copy of this report will be available from Purpose upon request at no cost and will be available on the ETF's website at www.gold-trust.com or www.goldtrust.ca, on SEDAR at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

Required Unitholder Approval

The full text of the special resolution approving the ETF Conversion is set out in Appendix "A" hereto. The resolution must be approved by the affirmative vote of at least two-thirds of the votes cast by the Unitholders present in person or by proxy at the Meeting.

After a thorough review of the potential ETF Conversion, and following the receipt of advice from its financial, tax and legal advisors, and the unanimous recommendation of the members of the Special Committee, the Board has determined that the ETF Conversion would be beneficial to all Unitholders and represents a superior alternative to the Sprott Offer. Accordingly your Trustees are of the view that Unitholders should VOTE FOR the ETF Conversion.

See the accompanying "Reasons for Voting in Favour of the ETF Conversion".

Risk Factors

In addition to those risk factors found elsewhere in GoldTrust's Canadian and U.S. public filings, Unitholders are urged to carefully consider the following risk factors that apply to the ETF Conversion and to GoldTrust prior to and to the ETF following the ETF Conversion:

There Can Be No Assurance that some or all of the Conditions Precedent to Implementing the ETF Conversion will be Satisfied on a Timely Basis, if at all. If the requisite Unitholder approval for the ETF Conversion is not obtained or if any other required approval, including by any securities regulatory authority or stock exchange, is not obtained, the ETF Conversion will not be implemented. See "Conditions to Implementing the ETF Conversion."

Redemption Risk. Substantial redemptions of Units could result in an increase of the amount of expenses of the ETF allocated to each remaining Unit. Such increased expenses may reduce the value of the net assets of the ETF, the NAV and the trading price of the Units. Substantial redemptions may also occur prior to the ETF Conversion upon the implementation of the 100% Cash Redemption Right Amendment and the 95% Cash Redemption Right Amendment or the ETF Conversion. See also "Certain Canadian Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Corresponding Net Asset Value Risk. Similar to other exchange traded funds, the closing trading price of the Units may be different from its NAV. As a result, dealers may be able to acquire or redeem a prescribed number of Units at a discount or a premium to the closing trading price per Unit. Such price differences may be due, in large part, to supply and demand factors in the secondary trading market for Units being similar, but not identical, to the same forces influencing the price of the underlying physical gold bullion of the ETF at any point in time.

Designated Broker-Dealer Risk. As the ETF will only issue Units directly to certain designated broker-dealers, in the event that a purchasing designated broker-dealer defaults on its settlement obligations, any resulting costs and losses incurred will be borne by the ETF.

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Sales of Gold by the Official Sector. Substantial sales of gold by the official sector could adversely affect an investment in Units of the Fund. The official sector consists of central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets. The official sector holds a significant amount of gold, some of which is static, meaning that it is held in vaults and is not bought, sold, leased or swapped or otherwise available in the open market. Several central banks and multi-lateral institutions have sold portions of their gold reserves in recent years, with the result being that the official sector, taken as a whole, has been a net supplier of gold to the open market. In the event that future economic, political or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold may not be sufficient to accommodate the sudden increase in the supply of gold to the market. Consequently, the price of gold may decline, which may adversely affect an investment in the ETF.

Exchange Risk. In the event that a stock exchange on which the Units are traded closes early or unexpectedly on any day that it is normally open for trading, Unitholders will be unable to purchase or sell Units on the stock exchange until it reopens and there is a possibility that, at the same time and for the same reason, the exchange and redemption of Units may be suspended until the stock exchange reopens.

Withdrawal from Participation of Broker-Dealers. In the event that one or more broker-dealers that have substantial interests in Units withdraw from participation, the liquidity of the Units will likely decrease which could adversely affect the market price of the Units and result in Unitholders incurring a loss on their investment.

Lack of an Active Trading Market for the Units. Although Units are expected to be listed on Canadian and U.S. stock exchanges, Unitholders should not assume that an active trading market for the Units will develop or be maintained. If a Unitholder needs to sell their Units at a time when no active market for Units exists, such lack of an active market will most likely adversely affect the market price for Units (assuming Units are still publicly traded).

Lack of arbitrage transactions. If the processes of creation and redemption of Units encounters any unanticipated difficulties, potential market participants, such as broker-dealers and their customers, who would otherwise be willing to purchase or redeem Units to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Units and the price of the underlying gold may not take the risk that, as a result of those difficulties, they may not be able to realize the profit they expect. If this is the case, the liquidity of the Units may decline and the price of the Units may fluctuate independently of the price of gold and may fall or otherwise diverge from NAV.

Depletion of Amount of Bullion Represented by Each Unit. Each Unit represents an equal, fractional, undivided ownership interest in the net assets of GoldTrust. As the ETF would not be expected to generate any net income and may be required to sell gold bullion over time on an as-needed basis to pay for ongoing expenses and to fund certain redemptions, the amount of physical gold bullion represented by each Unit will and the NAV per Unit may, gradually decline over time, irrespective of whether the trading price of the Units rises or falls in response to changes in the price of physical gold bullion. The continuous offering of Units will not reverse this trend, as the amount of physical gold bullion acquired by the proceeds from such offering will proportionately reflect the amount of physical gold bullion represented by the Units issued pursuant thereto.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

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Unitholders Do Not Now, and Will Not After the ETF Conversion, have the Protections Normally Associated with Ownership of Shares in an Investment Company Registered Under the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act") or the Protections Afforded by the U.S. Commodity Exchange Act of 1936, as amended. GoldTrust is not registered as an investment company for purposes of United States federal securities laws and will not be registered after the ETF Conversion, and is not and will not be subject to regulation by the SEC as an investment company. Consequently, Unitholders do not and will not have the regulatory protections provided to investors in investment companies. For example, the provisions of the Investment Company Act that limit transactions with affiliates, prohibit the suspension of redemptions (except under certain limited circumstances) or limit sales loads do not and will not apply to GoldTrust.

GoldTrust does not hold or trade in commodity futures contracts regulated by the U.S. Commodity Exchange Act of 1936, as amended ("CEA"), as administered by the U.S. Commodity Futures Trading Commission, and will not hold or trade in commodity futures contracts following the ETF Conversion. Furthermore, GoldTrust is not and will not be a commodity pool for purposes of the CEA. Consequently, the trustees are not, and the trustee following the ETF Conversion will not, be subject to registration as a commodity pool operator with respect to Goldtrust or the ETF, Unitholders do not and will not receive the disclosure document and certified annual report required to be delivered by a commodity pool operator and Unitholders do not have and will not have the regulatory protections provided to investors in commodity pools operated by U.S.-registered commodity pool operators.

Description of Definitive Agreement

The following is a summary of certain provisions of the Definitive Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, provisions of the Definitive Agreement, a complete copy of which is available under GoldTrust's SEDAR profile at www.sedar.com. Capitalized terms used in this section and not otherwise defined in this Circular have the respective meanings ascribed thereto in the Definitive Agreement.

General

The Definitive Agreement is dated as of November 26, 2015 and is made by and between Purpose, GoldTrust, the Administrator and certain other parties.

The Definitive Agreement provides for (i) certain amendments to the Declaration of Trust to effect the proposed conversion of GoldTrust into the ETF; (ii) effective upon the conversion of GoldTrust into the ETF, the provision of investment fund management, day-to-day administration, marketing and promotion services to GoldTrust by Purpose, pursuant to the terms of an agreement to be entered into (the "GoldTrust Management Agreement"); and (iii) effective upon the conversion of GoldTrust to the ETF, the provision of bullion asset inventory management and, at the option of the Administrator, daily valuation services to GoldTrust by the Administrator, pursuant to the terms of an agreement to be entered into (the "CGM Agreement") (collectively, the "Transaction").

Conditions Precedent to the Completion of the Transaction

Conditions in Favour of GoldTrust and the Administrator

The respective obligations of GoldTrust and the Administrator to complete the Transaction are subject to the satisfaction or waiver of the following conditions, among others, on or prior to the closing date of the Transaction:

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(a)	all of the representations and warranties of Purpose made in the Definitive Agreement shall be true and correct in all material respects as at the Effective Time (as defined in the Definitive Agreement) (except as (i) those representations and warranties may be affected by events or transactions (A) expressly permitted by the Definitive Agreement or (B) approved in writing by GoldTrust and/or the Administrator, as the case may be, or (ii) would not be reasonably expected to have a material adverse effect on the business, financial condition, assets or liabilities of Purpose or the ability of Purpose to complete the transactions contemplated by the Definitive Agreement);

(b)	Purpose shall have complied with or performed in all material respects all of the obligations, covenants and agreements under the Definitive Agreement to be complied with or performed by it at or prior to the closing of the Transaction;

(c)	the CGM Agreement shall have been executed and delivered by Purpose to the Administrator;

(d)	the GoldTrust Management Agreement shall have been executed and delivered by the parties to such agreement;

(e)	the requisite approval of the GoldTrust Unitholders of the Transaction shall have been obtained;

(f)	all necessary approvals (including the requisite stock exchange approvals) required in connection with the Transaction shall have been obtained;

(g)	no Applicable Law (as defined in the Definitive Agreement) shall have been enacted, which is likely to result in an Order (as defined in the Definitive Agreement) prohibiting the completion of the Transaction;

(h)	Purpose shall not have breached any applicable covenants during the period prior to the closing of the Transaction (without giving effect to any materiality qualification contained in such covenants);

(i)	on the date of closing of the Transaction, there shall be no active, pending or threatened litigation in any court or any proceeding or investigation by any Governmental Authority (as defined in the Definitive Agreement) in which it is or may be sought to restrain or prohibit consummation of the Transaction; and

(j)	there shall be no adverse material change in the business, affairs, financial condition or operations of Purpose between the date of the Definitive Agreement and the date of closing of the Transaction.

Conditions in Favour of Purpose

The obligation of Purpose to complete the Transaction is subject to the satisfaction or waiver of the following conditions, among others, on or prior to the closing date of the Transaction:

(a)	all of the representations and warranties of each of GoldTrust and the Administrator made in the Definitive Agreement shall be true and correct in all material respects as at the Effective Time with the same effect as if made at and as of the Effective Time (except as (i) those representations and warranties may be affected by events or transactions (A) expressly permitted by the Definitive Agreement or (B) approved in writing by Purpose, or (ii) would not have a Material Adverse Effect);

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(b)	each of GoldTrust and the Administrator shall have complied with or performed in all material respects all of the obligations, covenants and agreements under the Definitive Agreement to be complied with or performed by it at or prior to the closing of the Transaction;

(c)	the CGM Agreement shall have been executed and delivered by the Administrator to Purpose;

(d)	the GoldTrust Management Agreement shall have been executed and delivered by GoldTrust to Purpose;

(e)	the requisite approval of the Unitholders of the Transaction shall have been obtained;

(f)	all necessary approvals (including the requisite stock exchange approvals) required in connection with the Transaction shall have been obtained;

(g)	no Material Adverse Effect shall have occurred since the date of the Definitive Agreement;

(h)	none of GoldTrust or the Administrator shall have breached any applicable covenants during the period prior to the closing of the Transaction (without giving effect to any materiality qualification contained in such covenants);

(i)	no Applicable Law shall have been enacted, which is likely to result in an Order prohibiting the completion of the Transaction; and

(j)	on the date of closing of the Transaction, there shall be no active, pending or threatened litigation in any court or any proceeding or investigation by any Governmental Authority in which it is or may be sought to restrain or prohibit consummation of the Transaction.

Exclusivity

GoldTrust and the Administrator have agreed to immediately cease all existing discussions and negotiations, if any, with any other party in respect of any alternative transaction involving any of them and will not, directly or indirectly, permit any of their representatives to solicit, initiate, or encourage proposals or offers from, or participate in negotiations with, any third party, or provide information to any third party relating to any alternative transaction.

Management and Administration Fees; Revenue Sharing Structure

Following the completion of the Transaction, Purpose will be paid administration fees by GoldTrust pursuant to the GoldTrust Management Agreement to be entered into by GoldTrust with Purpose, which administration fees will be calculated on the same basis and would result in the same amounts as the administration fees currently payable by GoldTrust to the Administrator. On an ongoing basis, Purpose and the Administrator have agreed to share the administration fees, with their proportionate share to be determined on the basis of (i) the five-day average of the total net assets of GoldTrust ending on the date that is six months following the closing of the Transaction (the "Base AUM Level"); and (ii) on any date thereafter, the total net assets of GoldTrust less the Base AUM Level of GoldTrust as of such date (the "Growth AUM Amount"). Purpose and the Administrator have agreed that, out of the total administration fee to be paid by GoldTrust:

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(a)	for the first six months following the closing of the Transaction, 60% of the total administration fee will be paid to the Administrator, and 40% of the total administration fee will be paid to Purpose; and

(b)	thereafter,

(i)	60% of the total administration fee based on the Base AUM Level of GoldTrust shall be paid to the Administrator, and 40% of the total administration fee based on the Base AUM Level of GoldTrust shall be paid to Purpose; and

(ii)	40% of the total administration fee based on the Growth AUM Amount of GoldTrust shall be paid to the Administrator, and 60% of the total administration fee based on the Growth AUM Amount of GoldTrust shall be paid to Purpose.

Notwithstanding the above arrangement, the Administrator and Purpose agree to a 25% reduction in their administration fees to a maximum of $1.9 million11 in savings. In addition, the GoldTrust Management Agreement shall contain certain put and call arrangements with respect to securities of Purpose relating to the fees under the CGM Agreement on the basis to be agreed upon by the parties to such agreements and as described in the letter of Purpose to the Administrator dated November 17, 2015, other than the item entitled "Equity Option for Purpose" in such letter.

Termination of Definitive Agreement

The Definitive Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual agreement of all parties to the Transaction;

(b)	by any of the parties to the Transaction if the closing of the Transaction has not occurred by 11:59 p.m. (Toronto time) on April 30, 2016, provided that no party may terminate the Definitive Agreement if it has failed to perform any one or more of its material obligations or covenants thereunder required to be performed at or prior to closing of the Transaction and Closing has not occurred because of such failure;

(c)	by Purpose if there has been a material breach of any provision of the Definitive Agreement by GoldTrust or the Administrator and such breach has not been cured within 10 Business Days following notice of such breach by Purpose;

(d)	by GoldTrust or the Administrator if there has been a material breach of any provision of the Definitive Agreement by Purpose and such breach has not been cured within 10 Business Days following notice of such breach by GoldTrust and the Administrator;

11 Subject to pro-rata reduction based on exchanges or redemptions of Units during the first 30 days following the ETF Conversion.

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(e)	by any of the parties to the Transaction if, following the conclusion of the Meeting, the requisite approval of the Transaction by the Unitholders is not obtained; and

(f)	by Purpose, if prior to the Meeting:

(i)	the Independent Trustees fail to reaffirm their approval of the Transaction within three Business Days of any written request by Purpose (or, in the event that the Meeting shall be scheduled to occur within such three Business Day period, prior to the time of such Meeting);

(ii)	the Independent Trustees withdraw, modify, change or qualify their approval or recommendation of the Transaction in any manner adverse to Purpose; or

(iii)	the Independent Trustees or the Administrator recommend or approve, or publicly propose to recommend or approve, an alternative transaction.

Expenses of the Transaction

GoldTrust has agreed to bear and pay the costs and expenses incurred in connection with: (i) the preparation, review, printing and distribution of the Notice of Meeting, the Circular and other written materials to be sent to Unitholders in connection with the Meeting, and (ii) calling and holding the Meeting and any solicitation costs incurred with respect to the Meeting (collectively, the "Meeting Expenses").

In addition, the Definitive Agreement provides for the distribution of expenses among the parties in the event that: (i) the Transaction is successfully completed; (ii) the Transaction is not successfully completed and (iii) the Transaction is terminated under certain circumstances described below.

In the event that the Transaction is successfully completed:

(a)	Purpose shall bear and pay:

(i)	the costs and expenses incurred by Purpose that relate to the LOI, the Definitive Agreement, the GoldTrust Management Agreement and the CGM Agreement (collectively, "Agreement Expenses");

(ii)	an amount up to and including $300,000 of the costs and expenses relating to the Prospectuses (as defined below) and the Declaration of Trust, but excluding the Meeting Expenses, that Purpose, GoldTrust and the Administrator, in the aggregate, incur with respect to the Transaction (collectively, "Other Transaction Expenses"), and

(iii)	50% of any Other Transaction Expenses relating to the Transaction that Purpose, GoldTrust and the Administrator, in the aggregate, incur, in excess of $300,000; and

(b)	the Administrator shall bear and pay the remaining 50% of any Other Transaction Expenses relating to the Transaction that Purpose, GoldTrust and the Administrator, in the aggregate, incur, in excess of $300,000.

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In the event that the Transaction is not successfully completed (except due to termination of the Definitive Agreement by Purpose in accordance with paragraphs (c) or (f) under "Description of Definitive Agreement – Termination of Definitive Agreement" above):

(a)	Purpose shall bear and pay its Agreement Expenses with respect to the Transaction; and

(b)	GoldTrust shall be responsible to bear and pay the Other Transaction Expenses that Purpose incurs with respect to the Transaction that have been pre-approved by GoldTrust.

In the event that Purpose terminates the Definitive Agreement in accordance with paragraphs (c) or (f) under "Description of Definitive Agreement – Termination of Definitive Agreement" above:

(a)	GoldTrust shall bear and pay:

(i)	the Other Transaction Expenses relating to the Transaction; and

(ii)	up to and including $225,000 of the Agreement Expenses that Purpose incurs with respect to the Transaction.

(b)	Purpose shall bear and pay:

(i)	any amount in excess of $225,000 of the Agreement Expenses that Purpose incurs with respect to the Transaction.

All other Expenses incurred by GoldTrust and the Administrator shall be borne and paid by GoldTrust and the Administrator, as the case may be.

Representations and Warranties

The Definitive Agreement contains a number of customary representations and warranties of each of the parties thereto relating to, among other things, status of the entity, due authorization and enforceability of, and board approval of the Definitive Agreement and the Transaction, and the business and affairs of each party thereto.

Conduct of Business

Each of GoldTrust and the Administrator has agreed that, prior to the Closing, except with the written consent of the other party or as expressly permitted by the Definitive Agreement, it will carry on its business in the ordinary course and in a manner consistent with past practice.

Other Covenants

Each of GoldTrust and the Administrator has agreed to a number of covenants in the Definitive Agreement, including to: (a) prepare a preliminary long form prospectus in accordance with National Instrument 41-101F2 – Information Required in an Investment Fund Prospectus and, if agreed to by GoldTrust and Purpose, a registration statement under the United States Securities Act of 1933, as amended (collectively, the "Prospectuses"), and complete certain matters ancillary thereto, including immediately filing the Prospectuses with the applicable securities regulatory authorities following completion of the Transaction; (b) use their commercially reasonable best efforts to obtain any requisite approvals from any applicable governmental authority or stock exchange; and (c) not take certain actions specified in the Definitive Agreement, including entering into any transaction or performing any act that might interfere with or delay the consummation of the transactions contemplated by the Definitive Agreement.

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Amendments to GoldTrust's Declaration of Trust

The Declaration of Trust will be amended and restated to effect (i) the ETF Conversion Amendments which are considered necessary or desirable by Purpose and the Administrator to implement the ETF Conversion and (ii) the Redemption Rights Amendments.

Upon implementation of the ETF Conversion, the material changes to the Declaration of Trust set out below will permit the ETF to operate as set out below. See "ETF Conversion Amendments, 95% Cash Redemption Right Amendment and Physical Redemption Right Amendment Following the ETF Conversion" below.

Immediately following receipt of Unitholder approval at the Meeting, and subject to applicable regulatory approvals, GoldTrust will amend the redemption rights provisions in the Declaration of Trust to immediately provide significantly enhanced liquidity for ALL Unitholders, similar to the liquidity expected after completion of the ETF Conversion. Prior to completion of the ETF Conversion, Units are expected to continue to trade on both the TSX and NYSE MKT in their current form with the addition of the enhanced redemption features.

The proposed changes to GoldTrust’s current cash redemption feature, intended to be effective immediately following Unitholder approval of the ETF Conversion and during the interim period until the ETF Conversion and other required approvals, is implemented, consist of the 100% Cash Redemption Right Amendment and the 95% Cash Redemption Right Amendment.

If the ETF Conversion is not completed prior to the expiry of the Definitive Agreement, including any extensions thereof agreed to by the parties, the 100% Cash Redemption Right Amendment will be nullified, however the 95% Cash Redemption Right Amendment will remain in force.

100% Cash Redemption Right Amendment and 95% Cash Redemption Right Amendment Following Unitholder Approval

100% Cash Redemption Right Amendment

Upon implementation of the 100% Cash Redemption Right Amendment, and up until such time that the ETF Conversion is implemented, Unitholders will be able to redeem their Units every second Wednesday for cash at a redemption price per Unit equal to 100% of NAV on such date of redemption less any costs associated with the redemption, including related to the liquidation of GoldTrust's bullion to fund the redemption. The first Wednesday following the implementation of the 100% Cash Redemption Right Amendment, followed by every second Wednesday thereafter, is the "effective date" of the Cash Redemption Request. If the effective date is a holiday in any of Canada, the United States or London, England, the next business day in which markets are open in each of Canada, the United States and London, England will be deemed the effective date.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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95% Cash Redemption Right Amendment

Upon implementation of the 95% Cash Redemption Right Amendment, Unitholders may redeem Units of the ETF for cash on any trading day at a redemption price per Unit equal to 95% of NAV on such date of redemption less any costs associated with the redemption, including related to the liquidation of GoldTrust's bullion to fund the redemption. The trading day on which a Cash Redemption Request is deemed to be received is the "effective date" of the Cash Redemption Request.

Exercise of the 100% Cash Redemption Right Amendment and the 95% Cash Redemption Right Amendment

Unitholders may exchange their Units by depositing with the Administrator a cash redemption request (a "Cash Redemption Request") in the form and to the location prescribed by Purpose from time to time.

In the case of the 100% Cash Redemption Right Amendment, a Cash Redemption Request must be received by Purpose at its principal office in Toronto by 4:00 p.m. (Toronto time) on the fifth business day prior to the effective date. If a Cash Redemption Request is not received by such time, the Cash Redemption Request will not be effective until the following effective date.

In the case of the 95% Cash Redemption Right Amendment, a Cash Redemption Request must be received by Purpose at its principal office in Toronto by 9:00 a.m. (Toronto time) on a trading day (or such other time as Purpose may determine from time to time). If a Cash Redemption Request is not received by such time, the Cash Redemption Request will be effective on the next trading day.

Cash payment in respect of any cash redemption shall be made by cheque payable to or to the order of the Unitholder or by such other manner of payment, including electronic funds transfer and wire transfer, approved by Purpose from time to time.

The Trustee(s) may, in its sole discretion, designate to a Unitholder requesting redemption of their Units any income or capital gain realized by GoldTrust as a result of the disposition of any gold bullion or other assets occurring in connection with such redemption.

The proceeds from a redemption of Units may be reduced to offset any reasonable transaction costs borne by GoldTrust associated with the redemption of the Units.

Registration of interests in, and transfers of, Units will be made only through the book-entry only system of CDS and DTC. The redemption rights described herein must be exercised through the CDS or DTC Participant (or another depository, as the case may be) through which the owner holds Units. Beneficial owners of Units should ensure that they provide redemption instructions to the CDS or DTC participant through which they hold the subject Units sufficiently in advance of the applicable cut-off times to allow such CDS or DTC participant to notify CDS or DTC, as applicable, and for CDS or DTC to notify the transfer agent prior to the relevant cut-off time.

Because Unitholders will generally be able to sell Units at the market price on a stock exchange through a registered broker or dealer subject only to customary brokerage commissions, Unitholders are advised to consult their brokers, dealers or investment advisors before redeeming their Units for cash. No fees or expenses are paid by a Unitholder to Purpose, the Administrator or GoldTrust in connection with selling Units on a stock exchange.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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The redemption of Units or payment of redemption proceeds may be suspended with the prior permission of the securities regulatory authorities for any period during which conditions exist which render impractical the sale of assets of GoldTrust or which impair the determination of the value of the assets of GoldTrust. See "Suspension of Exchanges and Redemptions" below.

ETF Conversion Amendments and Physical Redemption Right Amendment Following the ETF Conversion

The ETF Conversion Amendments will become effective once a receipt for a final prospectus is obtained and all other regulatory and exchange approvals are received. In the interim, GoldTrust will continue to trade with the enhanced cash redemption rights implemented through the 100% Cash Redemption Right Amendment and the 95% Cash Redemption Right Amendment for the benefit of all Unitholders.

If the ETF Conversion is not completed prior to the expiry of the Definitive Agreement, including any extensions thereof agreed to by the parties, the 100% Cash Redemption Right Amendment will be nullified, however the 95% Cash Redemption Right Amendment will remain in force.

As part of the ETF Conversion Amendments, GoldTrust intends to further amend the redemption rights provisions in the Declaration of Trust by implementing the Physical Redemption Right Amendment. The Physical Redemption Right Amendment would replace the 100% Cash Redemption Right Amendment as and from completion of the ETF Conversion. Currently no such physical bullion exchange option exists. See "Physical Redemption Right Amendment" under the heading "Amendments to GoldTrust's Declaration of Trust" of the Circular.

A.	Continuous Distribution

Units of the ETF will be issued and sold on a continuous basis and there is no maximum number of Units that may be issued.

B.	Purchase of Units

Registered Dealers

Purpose and the Trustees, on behalf of the ETF, will enter into agreements with certain registered Canadian and registered U.S. broker-dealers ("dealers"), pursuant to which one or more dealers agrees to perform certain duties relating to the ETF which may include: (i) subscribing for and redeeming Units at NAV on an ongoing basis; and (ii) acting as market-maker for the Units and providing enhanced two-way liquidity for the trading of Units on recognized stock exchanges.

The Declaration of Trust will provide that Purpose may, from time to time, require a dealer to subscribe for Units of the ETF for cash in an amount specified in the cash issuance notice delivered by Purpose to the dealer on any trading day. The number of Units issued will be the subscription amount, as specified by Purpose in the cash issuance notice, divided by the NAV per Unit on the effective date of the cash issuance notice to the dealers. Payment in cash for the Units must be made by the dealer, and the Units will generally be issued, by the third trading day after the effective date of the cash issuance notice.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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On receipt of a Cash Redemption Request (as defined below) from a Unitholder, Purpose may also require a dealer to subscribe for such number of Units of the ETF that equals the number of Units to be redeemed by the Unitholder pursuant to the Cash Redemption Request. Payment in cash for the Units must be made by the dealer, and the Units will generally be issued, by the third Trading Day after the effective date of the Cash Redemption Request.

Issuance of Units to Dealers

All orders to purchase Units directly from the ETF must be placed by dealers (any such dealer, a "Participant"). Purpose reserves the absolute right to reject any subscription order placed by a Participant, in whole or in part. Upon rejection of a subscription order, any consideration received in connection with the subscription order is refunded promptly.

On any Trading Day, a Participant may place a subscription order for a prescribed number of units ("PNU") (or an integral multiple thereof) of the ETF until such time as Purpose may determine, subject to the provisions of the applicable underwriting agreement.

Payment for such Units must consist of that amount of physical gold bullion determined by Purpose and the Administrator from time to time (a "Basket") for each PNU issued, together with an amount in cash equal to the difference obtained when the aggregate value of the Baskets delivered by the Participant is subtracted from the product obtained when the price per Unit is multiplied by the number of Units in respect of which the subscription order has been accepted. Purpose may agree to accept payment from a Participant consisting of cash, or a combination of gold bullion, permitted gold certificates and cash, provided that the aggregate value of the consideration is equal to the price per Unit multiplied by the number of Units in respect of which the subscription order has been accepted.

The Participant must ensure that any physical gold bullion delivered to the Custodian in connection with a subscription order (which order shall be in a prescribed form), shall be delivered to the Custodian in accordance with the requirements of the Declaration of Trust.

Purpose will publish the PNU and Basket for the ETF following the close of business on each trading day and will be made available to dealers. Purpose may, at its discretion, increase or decrease the PNU from time to time and adjust the Basket from time to time in accordance with the investment objective and strategies of the ETF. The ETF will issue a PNU directly to Participants at the NAV per Unit.

C.	Buying and Selling Units

The Units of the ETF will be offered on a continuous basis. Each Unit of the ETF represents an equal beneficial interest in the ETF. Investors may purchase or sell Units on the stock exchanges on which they are listed through a dealer in the province, territory or state where the investor resides. Accordingly, investors may trade Units in the same way as other listed securities, including by using market orders and limit orders. Investors may incur customary brokerage commissions when buying or selling Units over a stock exchange.

D.	Registration and Transfer through Book-Entry System

Consistent with the current provisions of the Declaration of Trust, registration of interests in, and transfers of, the Units will be made only through (i) CDS Clearing and Depository Services Inc. ("CDS"), (ii) the Depository Trust Company of the United States ("DTC") or (iii) a similar depository system that may exist in other countries in which Unitholders may hold Units. Units must be purchased, transferred and surrendered for exchange or redemption only through a participant in CDS, DTC or such other applicable depository, including a securities broker or dealer, bank, trust company or other institution that directly or indirectly maintains a custodial relationship with CDS or DTC which holds Units on behalf of beneficial owners of Units. References in this Circular to a holder of Units means, unless the context otherwise requires, the owner of the beneficial interest in such Units.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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E.	Physical Redemption Right Amendment

Upon implementation of the Physical Redemption Right Amendment, Unitholders acting through Participants may exchange the applicable PNU (or an integral multiple thereof) (being Units with a value at least equal to one London Good Delivery bar) of the ETF on any trading day by depositing with Purpose an exchange request. To effect an exchange of Units, the exchange request, in the form and to the location prescribed by Purpose from time to time, must be received by Purpose at its principal office in Toronto by 9:00 a.m. (Toronto time) on a trading day (or such other time as the Trustees may determine from time to time). If an exchange request is not received by such time, the exchange order will be effective on the next trading day. The trading day on which an exchange request is deemed to be received is the "effective date" of the exchange request.

Unitholders acting through Participants may exchange the applicable PNU (or an integral multiple thereof) for (i) a combination of gold bullion, permitted gold certificates and cash, as determined in Purpose's sole discretion or (ii) cash only, as determined in the Trustees' sole discretion, with an aggregate value equal to the NAV of such Units on the effective date of the exchange request. The Units will be redeemed upon the exchange.

Where gold bullion, permitted gold certificates and cash is to be exchanged as payment for Units, such payment shall be made in kind by the delivery through the facilities of CDS or DTC or such other depository, as the case may be, or otherwise of gold bullion for each PNU exchanged plus a cash payment in an amount equal to the difference obtained when the aggregate value of the gold bullion delivered is subtracted from the aggregate value of the PNU exchanged, both as calculated as of 4:00 p.m. (Toronto time) on the effective date of the exchange request. Cash payment shall be made by cheque payable to or to the order of the Unitholder or by such other manner of payment, including electronic funds transfer, wire transfer and payment in kind, approved by Purpose from time to time.

The Trustee(s) may, in its sole discretion, designate to a Unitholder requesting an exchange of their Units any income or capital gain realized by the ETF as a result of the disposition of any gold bullion or other assets occurring in connection with such exchange.

The proceeds from an exchange of Units may be reduced to offset any reasonable transaction costs borne by the ETF associated with the exchange of the Units. Any Unitholder exchanging Units for physical gold bullion shall be responsible for any costs incurred in order to facilitate the delivery of such bullion from the Custodian.

Registration of interests in and transfers of, Units will be made only through the book-entry only system of CDS and DTC. The exchange rights described herein must be exercised through the CDS or DTC Participant (or another depository, as the case may be) through which the owner holds Units. Beneficial owners of Units should ensure that they provide exchange instructions to the CDS or DTC participant through which they hold the subject Units sufficiently in advance of the applicable cut-off times to allow such CDS or DTC participant to notify CDS or DTC, as applicable, and for CDS or DTC to notify the transfer agent prior to the relevant cut-off time.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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F.	Suspension of Exchanges and Redemptions

The exchange and/or redemption of Units or payment of exchange and/or redemption proceeds of the ETF may be suspended with the prior permission of the securities regulatory authorities for any period during which conditions exist which render impractical the sale of assets of the ETF or which impair the determination of the value of the assets of the ETF. The suspension may apply to all requests for redemption received prior to the suspension but as to which payment has not been made, as well as to all requests received while the suspension is in effect. All Unitholders making such requests shall be advised by the Trustees or Purpose of the suspension and that the exchange or redemption will be effected at a price determined on the first valuation date following the termination of the suspension. All such Unitholders shall have and shall be advised that they have the right to withdraw their requests for exchange or redemption.

The suspension shall terminate in any event on the first day on which the condition giving rise to the suspension has ceased to exist, provided that no other condition under which a suspension is authorized then exists. To the extent that it is not inconsistent with official rules and regulations promulgated by any government body having jurisdiction over the ETF, any declaration of suspension made by the Trustees or Purpose shall be conclusive.

The ETF may exchange or redeem some of the Units whose exchange or redemption has been requested by Unitholders and postpone or suspend the exchange or redemption of the remaining Units of such Unitholders. Any partial exchange or redemption shall be pro rata according to the number of Units held by each Unitholder who has requested an exchange or redemption.

G.	Calculation of Net Asset Value

The NAV of the ETF and NAV per Unit of the ETF will be calculated in accordance with applicable securities laws and regulations.

H.	Establishment of an Independent Review Committee

The Trustees shall establish an IRC consisting of members which are independent of the ETF and each of Purpose and the Administrator, all in accordance with NI 81-107. See "Details of the Proposed ETF Conversion – Independent Review Committee".

I.	Option of Board of Trustees to Resign and Appoint Purpose as Trustee

In addition, as part of the ETF Conversion, the elected Board of Trustees will be replaced, with the approval of Purpose, by a bank, trust company or other entity, as trustee of GoldTrust without the requirement for further Unitholder approval

J.	Meetings of Unitholders

Meetings of Unitholders will be held in accordance with the current provisions of the Declaration of Trust concerning meetings of Unitholders until changed in accordance with the terms thereof.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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K.	Matters Requiring Unitholder Approval

In addition to certain matters currently prescribed in the Declaration of Trust, NI 81-102 requires a meeting of Unitholders to be called to approve certain changes as follows:

1.	the basis of the calculation of a fee or expense that is charged to the ETF or its Unitholders is changed in a way that could result in an increase in charges to the ETF or to its Unitholders, except where:

a.	the ETF is at arm's length with the person or company charging the fee; and
b.	the Unitholders have received at least 60 days' notice before the effective date of the change;

2.	a fee or expense, to be charged to the ETF or directly to its Unitholders by the ETF or Purpose and the Administrator in connection with the holding of Units of the ETF that could result in an increase in charges to the ETF or its Unitholders, is introduced;

3.	Purpose is no longer a party to the GoldTrust Management Agreement, unless the party replacing Purpose is an affiliate;

4.	the fundamental investment objective of the ETF is changed;

5.	the ETF decreases the frequency of the calculation of its NAV per Unit;

6.	the ETF undertakes a reorganization with, or transfers its assets to, another fund, if the ETF ceases to continue after the reorganization or transfer of assets and the transaction results in the Unitholders of the ETF becoming security holders in the other fund;

7.	the ETF undertakes a reorganization with, or acquires assets from, another mutual fund, if the ETF continues after the reorganization or acquisition of assets, the transaction results in the security holders of the other mutual fund becoming Unitholders, and the transaction would be a material change to the ETF; or

8.	the ETF restructures into a non-redeemable investment fund or into an issuer that is not an investment fund.

L.	Financial Disclosure

The ETF will send or make available to Unitholders:

1.	the annual financial statements of the ETF within 90 days after the end of each fiscal year; and

2.	the interim financial statements of the ETF within 60 days after June 30 of each year for such fiscal period.

Such financial statements shall be prepared in accordance with IFRS.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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CONDITIons to implementing the etf conversion

The ETF Conversion is subject to Unitholder, stock exchange and required securities regulatory approvals.

The ETF Conversion must be approved by 66⅔% of the votes cast by Unitholders present in person or by proxy at the Meeting.

There can be no assurance that the conditions precedent to implementing the ETF Conversion will be satisfied on a timely basis, if at all. If the requisite Unitholder approval for the ETF Conversion is not obtained or if any other required approval is not obtained, the ETF Conversion may not be implemented.

Immediately following receipt of Unitholder approval at the Meeting, and subject to applicable regulatory approvals, GoldTrust will amend the redemption rights provisions in the Declaration of Trust to immediately provide significantly enhanced liquidity for ALL Unitholders, similar to the liquidity expected after completion of the ETF Conversion. Prior to completion of the ETF Conversion, Units are expected to continue to trade on both the TSX and NYSE MKT in their current form with the addition of the enhanced redemption features.

The proposed changes to GoldTrust’s current cash redemption feature, intended to be effective immediately following Unitholder approval of the ETF Conversion and other required approvals, and during the interim period until the ETF Conversion is implemented, consist of the 100% Cash Redemption Right Amendment and the 95% Cash Redemption Right Amendment. See "100% Cash Redemption Right Amendment" and "95% Cash Redemption Right Amendment" under the heading "Amendments to GoldTrust's Declaration of Trust".

The ETF Conversion Amendments will become effective once a receipt for a final prospectus is obtained and all other regulatory and exchange approvals are received. In the interim, GoldTrust will continue to trade with the enhanced cash redemption rights implemented through the 100% Cash Redemption Right Amendment and the 95% Cash Redemption Right Amendment for the benefit of all Unitholders.

As part of the ETF Conversion Amendments, GoldTrust intends to further amend the redemption rights provisions in the Declaration of Trust by implementing the Physical Redemption Right Amendment. The Physical Redemption Right Amendment would replace the 100% Cash Redemption Right Amendment as and from completion of the ETF Conversion. Currently no such physical bullion exchange option exists. See "Physical Redemption Right Amendment" under the heading "Amendments to GoldTrust's Declaration of Trust" of the Circular.

In the United States, the ETF Conversion will require the NYSE Arca or another U.S. national securities exchange to file and obtain approval from the SEC for a "rule change" to its listing standards and the ETF will be required to meet existing exemptive relief from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or seek new relief.

With respect to a rule change, before the ETF may trade on a U.S. national securities exchange, that exchange must agree to list the Units for trading on its market and it must have SEC-approved initial and continued listing standards that permit listing of a "class" of exchange-traded security. Broadly speaking, exchange-traded product listing standards can be categorized as either generic or non-generic. For a non-generic listing standard, which the ETF would fall under, the NYSE Arca or another U.S. national securities exchange must file, and the SEC must approve, a proposed rule change that is specific to the new security. The filing is made under Section 19(b)(1) of the Exchange Act and Rule 19b-4 thereunder. Once the NYSE Arca or another U.S. national securities exchange files a proposed rule change that complies with the Exchange Act, the rules and Form 19b-4, the Commission effectively has 15 days to publish notice of the proposed rule change. The proposed rule change is open to public comment.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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In general, the SEC is required to take action within 45 days, which can be extended by the SEC or the exchange for another 45 days, after the date of publication of the proposal in the U.S. Federal Register. The SEC may, however, institute proceedings to determine whether to disapprove a proposal, in which case the SEC is required to take final action to approve or disapprove a proposed rule change no later than 240 days after the proposal was first published. If the SEC fails to meet any deadline for final action, the proposed rule change is deemed to have been approved by the SEC. Proposed rule changes to initial and continued listing standards have in some instances taken longer than six months to be approved.

GoldTrust cannot guarantee that the SEC would not institute proceedings regarding the proposed rule change or that the SEC would ultimately approve the proposed rule change, and therefore no assurances can be made that the rule change would be adopted in a timely manner or at all.

With respect to Exchange Act exemptive relief, trading of exchange-traded products on a U.S. national securities exchange generally will require that an issuer obtain exemptive or no-action relief from various provisions of the Exchange Act and the rules thereunder, including Regulation M. In connection with the application of these provisions and rules, the SEC has issued a number of "class" exemptions to the trading of exchange-traded product securities. An exchange-traded product may, based on SEC guidance, rely on a "class" exemption or no-action position so long as the exchange-traded product meets the conditions of the order or no-action letter for the life of the security, just as if the exchange-traded product had obtained its own individual relief. Class exemptions or no-action positions have been issued for commodity-based investment vehicles that are not registered under the Investment Company Act, as amended, and GoldTrust would have to ensure it meets the applicable conditions or, in the alternative, obtain individual exemptive relief through the no-action process, which could take several months and may not be granted.

Under the Definitive Agreement, the parties have agreed to use their commercially reasonably best efforts to obtain the approvals necessary to complete the ETF Conversion by April 30, 2015 (or such other date as may be agreed in writing by the parties).

Prior to the ETF Conversion, GoldTrust will continue to trade with the enhanced cash redemption right implemented through the 100% Cash Redemption Right Amendment and the 95% Cash Redemption Right Amendment for the benefit of all Unitholders.

If the ETF Conversion is not completed prior to the expiry of the Definitive Agreement, including any extensions thereof agreed to by the parties, the 100% Cash Redemption Right Amendment will be nullified, however the 95% Cash Redemption Right Amendment will remain in force.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

CERTAIN CANADIAN TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations relating to the Redemption Rights Amendments and the ETF Conversion Amendments (hereinafter in this summary the "Proposed Amendments") that are generally applicable to Unitholders who, at all relevant times, for purposes of the Income Tax Act (Canada) (the "Tax Act"), are resident or are deemed to be resident in Canada, hold their Units as capital property, and deal at arm’s length with and are not affiliated with GoldTrust. Generally, Units will be considered to be capital property to a Unitholder provided that the Unitholder does not hold the Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain holders whose Units might not otherwise qualify as capital property may be entitled to make the irrevocable election in the circumstances permitted by subsection 39(4) of the Tax Act to deem such Units (and all other Canadian securities owned by the holder) to be capital property. Unitholders considering making such an election should consult their own tax advisors.

This summary is not applicable to: (i) a Unitholder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), (ii) a "specified financial institution", (iii) a Unitholder an interest in which is a "tax shelter investment" or a "tax shelter", (iv) a Unitholder that has elected to determine his or her Canadian tax results in a "functional currency" (which does not include Canadian currency) (all as defined in the Tax Act), or (v) a Unitholder who has entered into a derivative forward agreement (as defined in the Tax Act) in respect of the Units. Such Unitholders should consult their own tax advisors to determine the tax consequences applicable to them.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current administrative policies and assessing practices of Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not anticipate any changes in the relevant laws, whether by judicial, governmental or legislative action or decision, nor any changes in the administrative policies or assessing practices of CRA, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is based on the facts set out in this Circular and relies as to certain factual matters on a certificate of an officer of GoldTrust. Except to the extent discussed below, this summary is based on the assumption that Central GoldTrust will, at all relevant times, qualify as a "unit trust" and "mutual fund trust" within the meaning of the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Unitholder of GoldTrust, and no representations with respect to the income tax consequences to any particular Unitholder are made. Accordingly, Unitholders should consult their own tax advisors for advice with respect to the tax consequences to them of the Proposals.

Tax Consequences of the Proposed Amendments

The Proposed Amendments, if approved, should not, individually or collectively, change the income tax status or treatment of GoldTrust, including the mutual fund trust status of GoldTrust or the taxation of GoldTrust, nor result in a disposition of Units by Unitholders under the Tax Act.

Where Units are exchanged by a redeeming Unitholder for cash, physical gold bullion or for permitted gold certificates, such exchange will give rise to a disposition of Units and a capital gain (or capital loss) will generally be realized by the Unitholder to the extent that the proceeds of disposition of the Unit exceed (or are less than) the aggregate of the adjusted cost base to the Unitholder of the Unit and any reasonable costs of disposition. Upon such exchange, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value of the cash, physical gold bullion and/or permitted gold certificates so received. The cost for tax purposes of physical gold bullion or permitted gold certificates acquired by a redeeming Unitholder on the exchange or redemption of Units will be equal to the fair market value of such physical gold bullion or permitted gold certificates so received, subject to averaging with the adjusted cost base of any other physical gold bullion or permitted gold certificates held at that time by the physical gold bullion or permitted gold certificate holder as capital property.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

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Questions or assistance, please call D.F. King toll-free at 1-800-251-7519

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Provided that appropriate designations are made by GoldTrust, such portion of its net taxable capital gains as is paid or payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act.

At present, GoldTrust anticipates that the primary mechanism for Unitholders to dispose of their Units is through the facilities of the recognized stock exchanges on which the Units are listed for trading rather than through the exercise of the redemption rights attached to the Units, and counsel has been advised by GoldTrust that, since its inception, no Units have been redeemed and GoldTrust has not sold or otherwise disposed of any bullion or permitted gold certificates. If the adoption of the Redemption Rights Amendments results in more frequent redemptions of Units, GoldTrust could be required to sell some of its bullion or permitted gold certificates in order to fund such redemptions. In addition, if the Redemption Rights Amendments are adopted, GoldTrust could be required to deliver physical bullion or permitted gold certificates to a Unitholder to satisfy any redemption in respect of which the Unitholder elects to receive physical delivery of bullion or permitted gold certificates. GoldTrust will be required to include in its income for the year, any gain realized by it on any sale or disposition of bullion or permitted gold certificates, including any bullion or permitted gold certificates delivered to a Unitholder upon a redemption of Units. GoldTrust intends to treat gains and losses on the disposition of physical bullion or permitted gold certificates as capital gains or capital losses unless there is a change of circumstances. However there is no guarantee that the Canada Revenue Agency ("CRA") will necessarily agree with that position.

The Declaration of Trust provides that the Trustees may allocate and pay to one or more redeeming Unitholders, as part of the redemption price for their Units, any part or all of the trust income or capital gains realized by GoldTrust in connection with dispositions of any assets, including physical gold bullion or permitted gold certificates, owned by GoldTrust which are required to pay or otherwise satisfy the redemption price for such Units. Any such amounts paid or payable to a redeeming Unitholder in the year and deducted by GoldTrust in computing its income will required to be included in that Unitholder's income for tax purposes for such year. If GoldTrust were to allocate the taxable capital gain (i.e., one-half of the capital gain) attributable to a redemption of Units to a redeeming Unitholder and the CRA were to subsequently assess or reassess GoldTrust on the basis that the gains realized by it on the disposition of physical gold bullion or permitted gold certificates are fully taxable as income rather than as capital gains and such assessment or reassessment were upheld, it is unclear to what extent, if any, GoldTrust would be able to allocate the additional income to the redeeming Unitholder. If GoldTrust were not able to allocate the additional income to the redeeming Unitholder, GoldTrust would be required to pay Canadian income tax on such additional income under Part I of the Tax Act, thereby reducing the net asset value of Units for all remaining Unitholders. In addition, if any gain realized by GoldTrust in connection with a redemption of Units is allocated to a non-resident of Canada and the CRA were to assess or reassess GoldTrust on the basis that the gain is taxable as income rather than as a capital gain, GoldTrust could be liable to pay Canadian non-resident withholding tax on such allocation under Part XIII of the Tax Act.

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Qualified investment

Where GoldTrust Units are exchanged by a redeeming Unitholder for physical gold bullion or permitted gold certificates and the Unitholder is a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan, or a tax free savings account, (each a "Plan") all as defined in the Tax Act, the physical gold bullion or permitted gold certificates may not be a qualified investment as defined in the Tax Act for the Plan. The Act imposes a penalty tax on a Plan which holds assets which are not qualified investments.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax consequences for U.S. Unitholders that may result from the approval and adoption of the Proposed Amendments, individually or collectively, and the ownership and disposition of Units after the Proposed Amendments, respectively, become effective. This summary does not discuss all U.S. federal income tax consequences arising from the Proposed Amendments or the ownership and disposition of Units that may be relevant to U.S. Unitholders. In addition, this summary does not address any U.S. federal income tax consequences arising from or relating to any events or occurrences that may happen after the effective time of the Proposed Amendments, should any or all be approved and adopted. GoldTrust has filed an affirmative election with the U.S. Internal Revenue Service ("IRS") to be classified as an association taxable as a corporation for U.S. federal income tax purposes. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), United States Department of the Treasury regulations ("Treasury Regulations"), rulings of the IRS, and judicial decisions in existence on the date hereof, all of which are subject to change. Any such change could apply retroactively and could adversely affect the tax consequences described above. No assurance can be given that the IRS will agree with the consequences described in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. No opinion from legal counsel or advance tax ruling has been sought or obtained from the IRS regarding the tax consequences of the transactions described herein.

For purposes of this summary, a "U.S. Unitholder" is a beneficial owner of Units that is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) an entity that is classified for U.S. federal income tax purposes as a corporation and that is organized under the laws of the United States, any state thereof, or the District of Columbia, or is otherwise treated for U.S. federal income tax purposes as a domestic corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) whose administration is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more U.S. Unitholders as described in Section 7701(a)(30) of the Code ("U.S. Unitholders"), or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. Unitholder.

If an entity classified for U.S. federal income tax purposes as a partnership or as an entity disregarded from its owner owns Units, the tax treatment of an owner of the entity will depend on the status of the owner and the activities of the entity. The tax treatment of such an entity, and the tax treatment of any owner of such an entity, are not addressed in this summary. Any entity that is classified for U.S. federal income tax purposes as a partnership or as an entity disregarded from its owner and that owns Units, and any owners of such an entity, are encouraged to consult their own tax advisors.

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This summary does not discuss all U.S. federal income tax considerations that may be relevant to U.S. Unitholders in light of their particular circumstances or that may be relevant to certain beneficial owners that may be subject to special treatment under U.S. federal income tax law (for example, tax-exempt organizations, insurance companies, banks and other financial institutions, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, real estate investment trusts, regulated investment companies (except as specifically discussed above), individual retirement accounts, qualified pension plans, persons who hold Units as part of a straddle, hedging, constructive sale, conversion, or other integrated transaction, persons who acquired Units as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, U.S. Unitholders whose functional currency is not the U.S. dollar, U.S. Unitholders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Units before or after the Redemption Rights Amendments or the ETF Conversion become effective, controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax). Furthermore, this summary does not discuss any alternative minimum tax consequences, and does not address any aspects of U.S. state or local taxation. This summary only applies to those beneficial owners that hold Units as "capital assets" within the meaning of the Code.

Tax Consequences of the Proposed Amendments

Each of the Proposed Amendments, if approved and adopted as described in this Circular, should be treated as a separate nontaxable amendment of the terms of the Units (each a "Nontaxable Amendment" and together the "Nontaxable Amendments") or as a deemed exchange of the existing Units for new amended Units ("New Units") qualifying as a tax-free recapitalization under Section 368(a)(1)(E) of the Code and/or as a tax-free stock exchange under Section 1036 of the Code (in either case, a "Recapitalization"), It is possible that the Redemption Rights Amendments, considered separately from the ETF Conversion, could be treated as a Nontaxable Amendment and the ETF Conversion as a Recapitalization, or vice versa, rather than both being treated in the same manner. It is also possible that the Redemption Rights Amendments and the ETF Conversion, considered together as part of a single integrated transaction, could be treated either as a Nontaxable Amendment or a Recapitalization. U.S. Unitholders should consult their own U.S. tax advisors regarding the proper tax treatment and reporting of the Proposed Amendments.

Nontaxable Amendment

If the Proposed Amendments, individually or collectively, are treated as a Nontaxable Amendment, then such event(s) will not result in a disposition of Units by U.S. Unitholders and U.S. Unitholders will be treated as continuing to hold their Units with the same aggregate tax basis and the same holding period in their Units.

Recapitalization

If the Proposed Amendments, individually or collectively, are treated as a Recapitalization, then, subject to the discussion of the "passive foreign investment company" ("PFIC") rules below, the following U.S. federal income tax consequences will result for U.S. Unitholders: (a) a U.S. Unitholder will not recognize gain or loss on the deemed exchange(s); (b) the aggregate tax basis of a U.S. Unitholder in the New Units will be equal to such U.S. Unitholder’s aggregate tax basis in the Units deemed exchanged therefor; (c) the holding period of a U.S. Unitholder for the New Units should include such U.S. Unitholder’s holding period for the Units surrendered in deemed exchange therefor; and (d) U.S. Unitholders generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which each of the Proposed Amendments occur, and to retain certain records related to the Proposed Amendments.

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Passive Foreign Investment Company Rules Applicable to a Recapitalization

A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income. GoldTrust believes that it was a PFIC during all of its prior tax years and that it will be a PFIC for its current tax year ending December 31, 2015 and for the foreseeable future.

In any year in which GoldTrust is classified as a PFIC, a U.S. Unitholder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Unitholders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The PFIC rules are complex, and each U.S. Unitholder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election, each as defined below) and how the PFIC rules may affect the U.S. federal income tax consequences of the Proposed Amendments.

QEF Election

U.S. Unitholders who have made a timely and effective election to treat GoldTrust as a "qualified electing fund" under Section 1295 of the Code (a "QEF", and such an election, a "QEF Election") should not be required recognize gain under the PFIC rules as a result of the deemed exchange. A QEF Election will generally be treated as "timely" if such QEF Election is made for the first year in the U.S. Unitholder’s holding period for the Units in which GoldTrust was a PFIC. A U.S. Unitholder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Unitholder files a U.S. federal income tax return for such year. A timely and effective QEF Election made before the Proposed Amendments should remain effective and apply to the New Units.

Mark-to-Market Election

U.S. Unitholders who have made a timely and effective "mark-to-market election" under Section 1296 of the Code (a "Mark-to-Market Election") should not be required recognize gain under the PFIC rules as a result of the deemed exchange. A U.S. Unitholder may make a Mark-to-Market Election by filing the appropriate Mark-to-Market Election documents at the time such U.S. Unitholder files a U.S. federal income tax return for such year. A timely and effective Mark-to-Market Election made before the Proposed Amendments should remain effective and apply to the New Units.

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No Election

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Unitholder that had not made a timely and effective QEF Election or Mark-to-Market Election to recognize gain (but not loss) upon certain transfers of Units that would otherwise be tax-deferred. Under the proposed Treasury Regulations, if (a) the Recapitalization qualifies as a tax-free transaction under Section 368(a)(1)(E) or Section 1036 of the Code, (b) GoldTrust was classified as a PFIC for any tax year during which a U.S. Unitholder holds or held Units, and (c) GoldTrust also qualifies as a PFIC for the tax year that includes the day after the effective dates, respectively, of the Proposed Amendments, then proposed Treasury Regulations generally provide for nonrecognition treatment to apply to such U.S. Unitholder’s deemed exchange of Units for New Units pursuant to the Proposed Amendments (for a discussion of the general nonrecognition treatment, refer to the discussion above under the heading "Recapitalization"). For purposes of this summary, this exception will be referred to as the "PFIC-for-PFIC Exception". GoldTrust expects that the PFIC-for-PFIC Exception should apply to the Recapitalization. In addition, in order to qualify for the PFIC-for-PFIC Exception, proposed Treasury Regulations require a U.S. Unitholder to report certain information to the IRS on Form 8621 together with such U.S. Unitholder’s U.S. federal income tax return for the tax year in which the Proposed Amendments occur.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Unitholders should consult their own tax advisors about the applicability of the proposed Treasury Regulations.

Tax Consequences of Holding and Disposing of Units

Gain Recognition under QEF Election Rules

Even though the Declaration of Trust, as in effect after the Proposed Amendments occur, permits the allocation of the gain recognized by GoldTrust from the disposition of gold bullion to the redeeming or selling Unitholder, under the QEF Election rules such gain must be allocated among all the Units on a pro rata basis, and an Electing Unitholder will be required to include that gain currently in gross income. U.S. Unitholders who have made a QEF Election and who are individuals, estates or trusts will generally be subject to tax at the "collectibles" rate of 28% on their share of such gain. See "—Passive Foreign Investment Company Treatment—QEF Election" below.

GoldTrust intends to manage its affairs to minimize any gains recognized from the dispositions of gold bullion. Any amount of Canadian tax payable on gain or income allocable to a redeeming Unitholder pursuant to this provision may not be eligible for the United States foreign tax credit due to complex limitations in the amount of credit allowed. If a credit is unavailable or limited, however, the U.S. Unitholder may be able to take a deduction in computing its United States tax liability for the amount of withholding tax paid to Canada. See "— United States Foreign Tax Credit" below.

Distributions on Units

Subject to the PFIC rules discussed below, a distribution paid on a Unit, including a constructive distribution, generally will be included in gross income of a U.S. Unitholder as a dividend (without reduction for any amounts withheld in respect of Canadian federal income tax) to the extent of GoldTrust's current or accumulated "earnings and profits" (as computed under United States federal income tax rules). To the extent that a distribution paid on the Units exceeds the "earnings and profits" of GoldTrust, such distribution generally will be treated as a non-taxable return of capital to the extent of the U.S. Unitholder’s adjusted tax basis in the Unit, with any excess treated as gain from the sale or exchange of the Unit.

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Because GoldTrust believes that it was a PFIC during all of its prior tax years and that it will be a PFIC for its current tax year ending December 31, 2015 and for the foreseeable future, dividends paid on the Units will not be eligible for the maximum 20% United States federal income tax rate generally applicable to dividends paid by a "qualified foreign corporation" to non-corporate U.S. Unitholders. Dividends will be taxed at applicable ordinary income tax rates. In addition, dividends paid on the Units generally will not be eligible for the deduction for dividends received by United States corporations from other United States corporations.

Sale or Disposition of Units

Subject to the PFIC rules discussed below, a U.S. Unitholder generally will recognize gain or loss on the sale or other taxable disposition (including a redemption) of Units in an amount equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Unitholder’s adjusted tax basis in the Units sold or otherwise disposed of and any gain generally will be United States source income for foreign tax credit purposes unless the gain is subject to tax in Canada and is sourced as "foreign source" under the Treaty and such U.S. Unitholder elects to treat such gain as "foreign source." U.S. Unitholders that do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld. Each U.S. Unitholder should consult its own tax advisor with respect to the foreign tax credit rules.

Subject to the PFIC rules, gain recognized on a sale or taxable disposition of Units will be long-term capital gain if the Units are held for more than one year. Preferential tax rates apply to long term capital gains of non-corporate U.S. Unitholders, including individuals. Deductions for capital losses are subject to limitations.

Under Section 302 of the Code, a U.S. Unitholder generally will be treated as having sold its Units (rather than having received a distribution on the Units with the consequences described above) upon the redemption of Units if the redemption completely terminates or reduces the U.S. Unitholder's interest in GoldTrust or the U.S. Unitholder's percentage ownership interest in GoldTrust is reduced. For purposes of making these determinations, the U.S. Unitholder's percentage ownership will, in general, be calculated by taking into account all Units actually owned by such U.S. Unitholder, plus those Units deemed to be owned by such U.S. Unitholder pursuant to attribution rules under the Code.

Passive Foreign Investment Company Treatment

GoldTrust believes that it was a PFIC during all of its prior tax years and that it will be a PFIC for its current tax year ending December 31, 2015 and for the foreseeable future. A U.S. Unitholder can generally mitigate certain adverse United States federal income tax consequences of holding interests in a PFIC by making a QEF Election. As discussed in more detail below in "— QEF Election", under a QEF Election, generally, an Electing Unitholder will be required each taxable year in which GoldTrust is a PFIC to recognize, as ordinary income, a pro rata share of the earnings of GoldTrust, and to recognize, as capital gain, a pro rata share of the net capital gain of GoldTrust. Except in unexpected circumstances, because GoldTrust invests substantially all of its assets in gold bullion with the purpose of achieving long-term appreciation in the value of its assets, it is not anticipated that GoldTrust will generate significant net capital gain or ordinary income and it is not expected that an Electing Unitholder will have significant income inclusions as a result of the QEF Election. To further mitigate the United States federal income tax liability of an Electing Unitholder, as discussed below in "— QEF Election", GoldTrust intends to distribute pro rata to Unitholders in each taxable year an aggregate amount of cash distributions such that the amount of cash distributions payable to an Electing Unitholder will partially offset the United States federal income tax liability attributable to the Electing Unitholder's pro rata share of the ordinary income and net capital gain of GoldTrust for such taxable year. If GoldTrust does not have sufficient cash reserves to make such cash distributions, GoldTrust may instead distribute Units, which would not provide Electing Unitholders with cash to satisfy the tax on deemed income inclusions resulting from the QEF Election. The distribution of cash or Units will be taxable to the recipient Unitholders as described in "— Distributions on Units" above.

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Alternatively, a U.S. Unitholder should be able to avoid the adverse United States federal income tax consequences of holding interests in a PFIC by making a Mark-to-Market Election. However, the Mark-to-Market Election may not be as favorable as the QEF Election because the U.S. Unitholder will recognize income each year with respect to the Units attributable to the appreciation in Units during such year without a corresponding cash distribution from GoldTrust.

In addition, in any year in which GoldTrust is classified as a PFIC, a U.S. Unitholder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Unitholders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The United States federal income tax rules applicable to PFICs are complex and, in certain cases, uncertain. Each U.S. Unitholder should consult its own tax advisor with respect the PFIC rules.

QEF Election

A U.S. Unitholder may elect to have GoldTrust treated, with respect to that U.S. Unitholder, as a QEF. A QEF Election must be made by a U.S. Unitholder before the due date (including extensions) for such U.S. Unitholder's United States federal income tax return for the taxable year for which the QEF Election is made and, once made, will be effective for all subsequent taxable years of such U.S. Unitholder, unless revoked with the consent of the IRS. GoldTrust will make available to Electing Unitholders the PFIC Annual Information Statement required by the IRS with respect to a QEF Election, which will include information as to the allocation of GoldTrust's "ordinary earnings" and "net capital gains" (each as computed under United States federal income tax rules) among the Units and as to distributions on such Units. Such PFIC Annual Information Statement could be used by Electing Unitholders for purposes of complying with the reporting requirements applicable to the QEF Election.

Provided that an Electing Unitholder's QEF Election is in effect with respect to such Electing Unitholder's entire holding period for the Units, any gain or loss recognized by such Electing Unitholder on the sale or other taxable disposition of such Units generally would be a capital gain or loss. Such capital gain or loss generally would be long-term if such Electing Unitholder had held the Units for more than one year at the time of the sale or other taxable disposition. For non-corporate U.S. Unitholders, including individuals, long-term capital gain is generally subject to a maximum United States federal income tax rate of 20%. There is no preferential tax rate available for long-term capital gain recognized by a corporate Electing Unitholder. Gain from the disposition of collectibles, such as gold or silver, however, is subject to a maximum United States federal income tax rate of 28%. The IRS has authority to issue Treasury Regulations applying the 28% tax rate to gain from the sale of an interest in a PFIC by non-corporate persons with respect to which a QEF Election is in effect. As no such Treasury Regulations have been issued, the 20% maximum tax rate currently should apply to long-term capital gains arising from the sale or other taxable disposition of Units by an Electing Unitholder. There can be no assurance, however, as to whether, when or with what effective date any such Treasury Regulations may be issued, or whether any such Treasury Regulations would subject to the 28% rate long-term capital gains realized by an Electing Unitholder from the disposition of Units.

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A U.S. Unitholder holding Units with respect to which a QEF Election is not in effect for the entire holding period may avoid the adverse ordinary income and interest charge rules described below upon any subsequent disposition of such Units if such U.S. Unitholder elects to recognize any gain in such Units as of the first day in the first year that the QEF Election applies to such Units (a "deemed sale" election). Any gain recognized by a U.S. Unitholder under such a deemed sale election will, however, be treated as ordinary income and be subject to an interest charge pursuant to the rules described below.

An Electing Unitholder will be required to include currently in gross income such Electing Unitholder's pro rata share of the annual "ordinary earnings" and "net capital gains" (but will not take into account any net loss) of GoldTrust. Such inclusion will be required whether or not such Electing Unitholder owns Units for an entire taxable year or at the end of GoldTrust's taxable year. For purposes of determining the amounts includable in income by Electing Unitholders under the QEF rules, the adjusted tax bases of GoldTrust's assets, and the "ordinary earnings" and "net capital gains" of GoldTrust, will be computed under United States federal income tax rules. Accordingly, it is anticipated that such adjusted tax bases, and such "ordinary earnings" and "net capital gains," may differ from the figures set forth in GoldTrust's financial statements.

The amount currently included in income by an Electing Unitholder will be treated as ordinary income to the extent of the Electing Unitholder's pro rata share of GoldTrust's "ordinary earnings" and generally will be treated as long-term capital gain to the extent of such Electing Unitholder's pro rata share of GoldTrust's "net capital gains". The Electing Unitholder will be required to include in income such pro rata share of the "ordinary earnings" and "net capital gains" of GoldTrust, without regard to the amount of cash distributions, if any, received from GoldTrust. Electing Unitholders will be required to pay United States federal income tax currently on such pro rata share of "ordinary earnings" and "net capital gains" of GoldTrust, unless, as described below, an election is made to defer such payment of tax. Gain realized by GoldTrust and required to be taken into income by such non-corporate shareholders who have made a QEF Election, to the extent that such gain is attributable to appreciation of collectibles held by GoldTrust for more than one year, should generally be taxable at a maximum rate of 28% under current law.

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Under these QEF rules, in the event that GoldTrust disposes of a portion of its physical gold bullion or permitted gold certificates, Electing Unitholders may be required to report substantial amounts of income for United States federal income tax purposes. An Electing Unitholder may elect to defer, until the occurrence of certain events, payment of the United States federal income tax liability arising from the inclusion in income of the Electing Unitholder's pro rata share of GoldTrust's "ordinary earnings" and "net capital gains" under the QEF rules, but in that event will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax.

If an Electing Unitholder demonstrates to the satisfaction of the IRS that amounts actually distributed on the Units have been previously included in income under the QEF rules by such Electing Unitholder (or a previous U.S. Unitholder), such distributions generally will not be taxable. An Electing Unitholder's tax basis in the Units generally will be increased by any amounts currently included in income under the QEF rules and generally will be decreased by any subsequent distributions from GoldTrust that are treated as non-taxable distributions pursuant to the preceding sentence.

Mark-to-Market Election

A U.S. Unitholder generally may make a Mark-to-Market Election with respect to shares of "marketable stock" of a PFIC. Under the Code and Treasury Regulations, the term "marketable stock" includes stock of a PFIC that is "regularly traded" on a "qualified exchange or other market". Generally, a "qualified exchange or other market" means (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the United States Exchange Act or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and has the following characteristics: (a) the exchange has trading volume, listing, financial disclosure, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open market, and to protect investors, and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced and (b) the rules of the exchange ensure active trading of listed stocks. A class of stock is "regularly traded" on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. Because the Units are traded on the TSX and NYSE MKT, and after the ETF Conversion, if approved, the TSX and the NYSE Arca or another U.S. national securities exchange, GoldTrust believes that the Units are, and expects that the Units will continue to be, "marketable stock" for purposes of the Mark-to-Market Election rules.

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A U.S. Unitholder that makes a Mark-to-Market Election would generally be required to report gain or loss annually to the extent of the difference, if any, between (i) the fair market value of the Units at the end of each taxable year and (ii) the adjusted tax basis of the Units at the end of each taxable year. Any gain under this computation, and any gain recognized on an actual sale or other taxable disposition of the Units, generally would be treated as ordinary income. Any loss under this computation, and any loss recognized on an actual sale or other taxable disposition of the Units, generally would be treated as an ordinary loss to the extent of the cumulative net mark-to-market gain. To the extent any loss on a sale or other taxable disposition of the Units exceeds cumulative net mark-to-market gain, such excess loss would be treated as a capital loss. The U.S. Unitholder's adjusted tax basis in the Units generally would be adjusted for any gain or loss taken into account under the Mark-to-Market Election.

Unless either (i) the Mark-to-Market Election is made as of the beginning of the U.S. Unitholder's holding period for the Units or (ii) a QEF Election has been in effect for such U.S. Unitholder's entire holding period for the Units, any mark-to-market gain for the election year generally will be subject to the ordinary income and interest charge rules described below.

Non-Electing Unitholders

If a QEF Election is not made by a U.S. Unitholder, or is not in effect with respect to the entire period that such U.S. Unitholder has held the Units, then, unless such U.S. Unitholder has made the Mark-to-Market Election, any gain recognized on the sale or other taxable disposition of Units will be treated as ordinary income realized pro rata over such holding period for such Units. A U.S. Unitholder will be required to include as ordinary income in the year of disposition the portion of the gain attributed to such year. In addition, such U.S. Unitholder's United States federal income tax for the year of disposition will be increased by the sum of (i) the tax computed by using the highest statutory rate applicable to such U.S. Unitholder for each year (without regard to other income or expenses of such U.S. Unitholder) on the portion of the gain attributed to years prior to the year of disposition plus (ii) interest on the tax determined under clause (i), at the rate applicable to underpayments of tax, which interest will not be deductible by non-corporate U.S. Unitholders. Under certain proposed Treasury Regulations, a "disposition" for this purpose may include, under certain circumstances, transfers at death, gifts, pledges, transfers pursuant to tax-deferred reorganizations and other transactions with respect to which gain ordinarily would not be recognized. Under certain circumstances, the adjustment generally made to the tax basis of property held by a decedent may not apply to the tax basis of Units if a QEF Election was not in effect for the deceased U.S. Unitholder's entire holding period. Any loss recognized by a U.S. Unitholder on the disposition of Units generally will not be recognized, unless such loss is deductible under another provision of the Code. In addition, rules similar to those applicable to dispositions generally will apply to "excess distributions" paid on a Unit (i.e., distributions that exceed 125% of the average amount of distributions on the Unit received during the preceding three years or, if shorter, during the U.S. Unitholder's holding period for the Unit).

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

United States Foreign Tax Credit

Subject to complex limitations set forth in the Code, U.S. Unitholders may be entitled to claim a credit against their United States federal income tax liability for Canadian federal income tax withheld from distributions paid on the Units. For purposes of applying the limitations set forth in the Code, dividends paid on the Units generally will constitute "foreign source" income and generally will be categorized as "passive category income." However, any allocations of gain or income to redeeming Unitholders may not be recognized under United States tax rules. A U.S. Unitholder may, therefore, be allocated and subject to Canadian tax on amounts of income and gain which are different from amounts computed and includible in taxable income under United States tax rules. This may result in the foreign tax credit under certain circumstances being unavailable with respect to Canadian tax paid by a U.S. Unitholder. U.S. Unitholders that do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld. Each U.S. Unitholder should consult its own tax advisor with respect to the foreign tax credit rules.

Additional Tax on Passive Income

Certain U.S. Unitholders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income," which includes distributions on the Units and net gains from the disposition of the Units. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Units that will be subject to the additional tax on net investment income, a U.S. Unitholder who has made a QEF Election will be required to recalculate its adjusted tax basis in the Units excluding QEF tax basis adjustments.

Alternatively, a U.S. Unitholder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which are held in that year or acquired in future years. Under this election, a U.S. Unitholder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Unitholders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Units.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Unitholder in foreign currency, or on the sale, exchange or other taxable disposition of Units, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Unitholder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Unitholder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Unitholders who use the accrual method. Each U.S. Unitholder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Unitholders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Unitholders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Unitholders may be subject to these reporting requirements unless their Units are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. Pursuant to the Foreign Account Tax Compliance Act, GoldTrust may be required to enter into an agreement with the IRS to disclose certain information regarding certain U.S. Unitholders to the IRS. U.S. Unitholders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Units will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Unitholder (a) fails to furnish such U.S. Unitholder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Unitholder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Unitholder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Unitholder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Unitholder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Unitholder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Unitholder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Unitholder should consult its own tax advisors regarding the information reporting and backup withholding rules.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

Change in Intention Regarding Year-End Distributions

In its annual information form dated February 9, 2015, GoldTrust stated that:

"It is the intention of GoldTrust to distribute to holders of record of Units as of the last day of each taxable year (currently December 31) an aggregate amount of cash distributions such that the amount of cash distributions payable to an electing Unitholder that holds Units for the entire taxable year of GoldTrust will be at least equal to the product of (i) GoldTrust’s "ordinary earnings" and "net capital gains" for such taxable year allocable to such electing Unitholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Because these distributions, whether in cash or Units, may be subject to Canadian withholding tax and because the amount of such distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States Unitholders, such distributions may not provide an electing Unitholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the electing Unitholders’ pro rata share of GoldTrust’s "ordinary earnings" and "net capital gains" under the QEF rules."

After further consideration by GoldTrust and its legal, financial and tax advisors, it is no longer GoldTrust’s intention to make such distributions.

BENEFICIAL OWNERS OF UNITS ARE ENCOURAGED TO SEEK ADVICE FROM THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REDEMPTION RIGHTS AMENDMENTS AND THE ETF CONVERSION AND OF THE OWNERSHIP AND DISPOSITION OF THE UNITS BASED ON THEIR PARTICULAR CIRCUMSTANCES.

MANAGEMENT CONTRACTS

GoldTrust's management-related services, including the services of the President, Chief Executive Officer and Chief Financial Officer are provided at this time by an external third party, the Administrator, through the Administrative Services Agreement. The Administrator is controlled by Central Group Administrators Inc. and its registered address is 55 Broad Leaf Crescent, Ancaster, Ontario, L9G 3P2.

For a description of the material terms of the Administrative Services Agreement and the GoldTrust Management Agreement proposed to take effect following the implementation of the ETF Conversion, see "Interest of Certain Persons in Material Transactions" and "Description of Definitive Agreement".

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

J.C. Stefan Spicer, a Trustee and the Chairman and CEO of GoldTrust, is a director and officer of the Administrator. If the ETF Conversion receives the requisite Unitholder, regulatory and other applicable approvals necessary for its implementation, the Administrator will become the administrator of the ETF’s physical gold bullion and Purpose will become the manager of the ETF. See "Description of Definitive Agreement".

auditors, custodian, transfer agent and ADMINISTRATOR

The auditor of GoldTrust is Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants. Ernst & Young LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and is registered with the Public Company Accounting Oversight.

The custodian of GoldTrust is the Canadian Imperial Bank of Commerce.

The registrars and transfer agents for GoldTrust are CST Trust Company and American Stock Transfer & Trust Company.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

The administrator of GoldTrust is the Administrator.

If the ETF Conversion is approved, the auditors, custodian and transfer agent will remain the same, whereas upon conversion, the ETF will be managed and marketed by Purpose and the ETF’s bullion administered by the Administrator, all as further described herein.

In addition, as part of the ETF Conversion, the elected Board of Trustees will be replaced, with the approval of Purpose, by a bank, trust company or other entity, as trustee of GoldTrust without the requirement for further Unitholder approval legal matters

Certain Canadian legal matters relating to this Circular have been reviewed by Bennett Jones LLP, counsel to the Special Committee and by Dentons Canada LLP, counsel to GoldTrust. Certain United States legal matters relating to this Circular have been reviewed by Dorsey & Whitney LLP, United States legal counsel to GoldTrust.

ADDITIONAL INFORMATION

Additional information relating to GoldTrust may be found on GoldTrust's website at www.gold-trust.com or www.goldtrust.ca and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com under GoldTrust's profile. Financial information is contained in GoldTrust's audited annual financial statements and Management's Discussion and Analysis its most recently completed financial year. Inquiries and requests for copies of GoldTrust's audited annual financial statements and Management's Discussion and Analysis may be directed to John S. Elder, Secretary at 55 Broad Leaf Crescent, Ancaster, Ontario L9G 3P2, or by telephone at (905) 304-4653.

This Circular will be filed with the SEC as an exhibit to GoldTrust’s solicitation/recommendation statement on Schedule 14D-9. Unitholders are advised to read the solicitation/recommendation statement on Schedule 14D-9, as amended, including the Trustees’ Circular, and the other exhibits thereto, in their entirety because they contain important information with respect to the recommendation of the Trustees regarding the Sprott Offer. The solicitation/recommendation statement on Schedule 14D-9 and other SEC filings made by GoldTrust may be obtained on EDGAR at www.sec.gov and at the investor relations section of the GoldTrust website at www.gold-trust.com/news.htm.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

TRUSTEES' APPROVAL

The contents and the sending of this Circular have been approved by the Board of Trustees of GoldTrust.

DATED this 4th day of December, 2015.

BY ORDER OF THE BOARD OF
TRUSTEES OF CENTRAL GOLDTRUST

John S. Elder, Q.C.
Secretary

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

APPENDIX "A"
CONVERSION RESOLUTION

BE IT RESOLVED THAT AS A SPECIAL RESOLUTION THAT:

1.	The conversion of Central GoldTrust ("GoldTrust") from a closed-end fund into an exchange-traded physical gold bullion fund (the "ETF Conversion"), including, without limitation, all amendments to the Declaration of Trust (as defined in in the attached management information circular dated December 4, 2015 (the "Circular")) considered necessary or desirable to facilitate the ETF Conversion (including certain proposed amendments to the redemption rights provisions of the Declaration of Trust), all as more fully described in the accompanying Circular, is hereby authorized and approved.

2.	The proposed amendments to the Administrative Services Agreement contemplated by the Definitive Agreement, all as defined and further described in the accompanying Circular, are hereby authorized and approved by the holders of Units in GoldTrust (the "Unitholders").

3.	Any one member of the Board of Trustees, for and on behalf of GoldTrust, is hereby authorized to execute and deliver all such documents and to take such action as may be necessary or advisable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the performance of such action by a member of the Board of Trustees.

4.	Notwithstanding that this resolution has been passed by the Unitholders, the Board of Trustees may terminate the ETF Conversion or make such other changes to the documents and anticipated actions required in connection with the ETF Conversion contemplated by this resolution as in their sole discretion they may deem necessary or desirable.

5.	All capitalized terms not otherwise defined in this resolution have the meanings ascribed thereto in the attached Circular.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

Use the WHITE PROXY FORM to Vote FOR the ETF CONVERSION

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

- A1 -

HOW TO CAST YOUR VOTE IN SUPPORT OF THE ETF CONVERSION

Time is running short. Vote your WHITE proxy form today, or no later than 10:00 a.m. (Toronto time) on Friday, January 22, 2016

In order to ensure that your proxy is received in time for Central GoldTrust's Special Meeting to be held on

Tuesday, January 26, 2015, we recommend that you vote in the following ways as soon as possible.

VOTING METHOD	BENEFICIAL UNITHOLDERS If your Units are held with a broker, bank or other intermediary	REGISTERED UNITHOLDERS If your Units are held in your name and represented by a physical certificate
INTERNET	Visit www.proxyvote.com and enter your 16 digit control number located on the enclosed WHITE voting instruction form	N/A
TELEPHONE	Canadian: Call 1-800-474-7493 U.S.: Call 1-800-454-8683 and provide your 16 digit control number located on the enclosed WHITE voting instruction form	N/A
FACSIMILE	Canadian: Fax your WHITE voting instruction form to or toll free to 905-507-7793 or toll free to 1-866-623-5305 in order to ensure that your vote is received before the deadline. U.S.: N/A	Toll Free: 1-866-781-3111 / 416-368-2502
MAIL	N/A	CST Trust Company P.O. Box 721 Agincourt, ON M1S 0A1

If you have any questions or require any assistance in executing your proxy or voting instruction form,

please call D.F. King at:

North American Toll Free Number: 1-800-251-7519

Outside North America, Banks, Brokers and Collect Calls: 1-201-806-7301

Email: inquiries@dfking.com

North American Toll Free Facsimile: 1-888-509-5907

Facsimile: 1-647-351-3176

For up to date information please visit the website: www.gold-trust.com